Table of Contents

As confidentially submitted to the U.S. Securities and Exchange Commission on April 23, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TIANCI INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	4731	45-5540446
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 1109, Lippo Sun Plaza

28 Canton Road, Tsim Sha Tsui,

Kowloon, Hong Kong

Tel: +852 26621800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Northwest Registered Agent, LLC.

401 Ryland Street, Suite 200-A

Reno, NV, 89502, USA

Tel: +1 509-768-2249

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	M. Ali Panjwani Pryor Cashman LLP 7 Times Square New York, NY 10036 Tel: (212) 421-4100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [*], 2026

TIANCI INTERNATIONAL, INC.

[*] Units or Pre-Funded Units, Each Unit or Pre-Funded Unit Consisting of One Share of Common Stock and One Common Warrant to Purchase One Share of Common Stock or one Pre-Funded Warrant to Purchase One Share of Common Stock and One Common Warrant to Purchase One Share of Common Stock

[_] Underwriter’s Warrants

Up to [*] Shares of Common Stock underlying the Pre-Funded Warrants

Up to [*] Shares of Common Stock underlying the Common Warrants (which includes a zero exercise price option)

Up to [*] Shares of Common Stock underlying the Underwriter’s Warrants (which includes a zero exercise price option)

We are offering, in a firm commitment underwritten offering, [*] units (the “Units”), each consisting of one share of common stock, $0.0001 par value per share, of Tianci International, Inc. (“Tianci”, the “Company”, “we”, “our”, “us”), together with one warrant (each a “Common Warrant”), each to purchase up to one share of common stock, at an assumed offering price of US$[*] per Unit, which is the last reported sale price of our common stock as reported on the Nasdaq Capital Market on [*], 2026. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities.

We are also offering pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of (i) one pre-funded warrant (each a “Pre-Funded Warrant”) to purchase one share of common stock and (ii) one Common Warrant, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold in this offering, minus $0.001.

Each Common Warrant will entitle the holder to purchase one share of common stock at an assumed exercise price of $[*] (representing 100% of the assumed offering price of $[*] per unit, the last reported sale price of our common stock as reported on The Nasdaq Capital Market on [*], 2026) and expire [three (3)] years from date of issuance. Each pre-funded warrant will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each pre-funded unit we sell, the number of units that we are offering will be decreased on a one-for-one basis.

The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell (without regard to any limitation on exercise set forth therein), the number of Units we are offering will be decreased on a one-for-one basis. The Pre-Funded Units have no stand-alone rights and will not be certified or issued as stand-alone securities. A holder of a Common Warrant may not exercise any portion of a Common Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding common stock after exercise, as such ownership percentage is determined in accordance with the terms of the Common Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%.

i

The shares of common stock and Pre-funded Warrants, as the case may be, and the accompanying Common Warrants, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. Pursuant to the registration statement of which this prospectus forms a part, we are also registering the shares of common stock issuable upon exercise of the warrants and pre-funded warrants included in the Units and Pre-funded units offered hereby.

A holder of Common Warrants may, at any time following the closing of this offering and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero exercise price option, in which the holder will receive twice the shares of common stock that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration.

As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Common Warrants. In addition, on the 2nd trading day following the closing of this offering (the “Reset Date”), the exercise price for the Common Warrants will be reduced to 50% of the initial exercise price, or $[*] per share, assuming an initial exercise price of $[*]; upon the adjustment to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Common Warrants will remain the same. If all of the Common Warrants offered to investors in this offering are exercised on a zero exercise price basis following the reset of the exercise price, an aggregate of [*] shares of common stock would be issued upon such zero exercise price option without payment to us of any additional cash. See “Description of Capital Stock and Securities we are Offering” on page 33 of this prospectus for more information regarding the terms of the Common Warrants.

As an example, for each Unit that an investor purchases in this offering at the offering price of $[ ] per Unit, the investor will receive one common stock and one Common Warrant to purchase one common stock at an exercise price of $[ ] per share of common stock. Giving effect solely to the adjustment on the Reset Date and not giving effect to the zero cash exercise option, on the Reset Date, each Common Warrant will become exercisable for a maximum of [ ] shares of common stock at an exercise price of $[ ] per share of common stock. If such Common Warrant is then exercised at such time based on the zero cash exercise option, the Common Warrant would be exercisable into [ ] shares of common stock. Accordingly, if all of the Common Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of [ ] shares of common stock could be issued upon such zero cash exercise, without payment to the Company of any additional cash. In addition, we have granted the Underwriter (as defined below) an option exercisable within 15 days after the closing of this offering to purchase from us up to [ ] additional shares of common stock and/or up to [ ] Common Warrants, or any combination thereof, to cover over-allotments, if any. If the Underwriter’s over-allotment option for Common Warrants is exercised in full to purchase [ ] Common Warrants and all such Common Warrants are exercised on a zero cash basis, a maximum of [ ] shares of common stock could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Common Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Common Warrants, are exercised on a zero cash basis, a maximum of [ ] shares of common stock could be issued upon such zero cash exercise without payment to the Company of any additional cash. In addition, the Underwriter’s Warrants have substantially similar terms to those of the Common Warrants including zero cash exercise, and if all the Underwriter’s Warrants issued in connection with this offering (assuming no exercise of the Representative’s over-allotment option) were exercised on a zero cash basis, a maximum of an additional [ ] shares (or [ ] shares assuming full exercise of the Underwriter’s over-allotment option) could be issued upon such zero cash exercise without payment to the Company of any additional cash.

The offering price for the securities in this offering will be determined at the time of pricing and may be at a discount to the market price at the time of pricing. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final offering price. The final offering price will be determined through negotiation between us, the Underwriter (defined below) and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

The securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two trading days following the commencement of sales in this offering and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the Underwriter have made any arrangements to place investor funds in an escrow account or trust account since the Underwriter will not receive investor funds in connection with the sale of the securities offered hereunder.

The issuance of such Units and Pre-Funded Units will result in the issuance, in the aggregate, of 20% or more of the Company’s outstanding common stock or voting power immediately following the closing of the transaction. Accordingly, the Company has determined that, for purposes of complying with Nasdaq Listing Rule 5635(d), stockholder approval is required in connection with the issuance of such securities. The Company obtained the requisite stockholder approval for purposes of Nasdaq Listing Rule 5635(d) on April 10, 2026, which the holders of an aggregate of 2,347,615 shares of the Company’s common stock, representing approximately 64.87% of the overall voting power of the Company, executed a written consent in lieu of a meeting, giving such requisite stockholder approval for purposes of Nasdaq Listing Rule 5635(d). Pursuant to rules adopted by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an Information Statement on Schedule 14C (the “Information Statement”) describing the Actions will be filed with the SEC and mailed to the Company’s stockholders. None of the Actions may become effective earlier than 20 calendar days following the mailing of the Information Statement.

ii

Any proceeds from the sale of Units and Pre-Funded Warrants offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” on page 17 in this prospectus for more information.

Investing in our securities involves a high degree of risks. See the section of this prospectus entitled “Risk Factors” beginning on page 17 of the prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus and in the documents incorporated by reference into this prospectus, before you invest.

Our common stock is listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “CIIT”. On [*], 2026, the last reported sales price of our common stock on Nasdaq was US$[*] per share.

The trading price of our common stock has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in “Risk Factors.” There is no established trading market for the Common Warrants or Pre-Funded Warrants, and we do not expect an active trading market to develop. We do not intend to list the Common Warrants or Pre-Funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Common Warrants will be limited.

On October 29, 2025, we received written notice from the Listing Qualifications Department of Nasdaq, notifying us that for the preceding 30 consecutive business days before October 29, 2025, our common stock did not maintain a minimum closing bid price of $1.00 (“Minimum Bid Price Requirement”) per share as required by Nasdaq Listing Rule 5550(a)(2). Therefore, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a period of 180 calendar days, or until April 27, 2026 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement.

On March 6, 2026, pursuant to the authority granted by the Company’s stockholders at the annual meeting of the Company’s stockholders held on February 13, 2026, the board of directors approved a reverse stock split of our common stock at a ratio of 1-for-7 (the “Reverse Stock Split”). The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on March 20, 2026, prior to the effectiveness of the registration statement of which this prospectus forms a part. Other than our historical financial statements and notes thereto incorporated by reference herein, and except where otherwise noted, all references to our common stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

On April 6, 2026, the Company has received written notification from the Listing Qualifications Department of the Nasdaq confirming that the Company has regained compliance with the Minimum Bid Price Requirement because the closing bid price of our common stock had been $1.00 per share or greater for 10 consecutive business days prior to such letter.  The Company had previously not been in compliance with the Minimum Bid Price Requirement for the preceding 30 consecutive business days before October 29, 2025. For more information on the Company’s regained compliance with the Minimum Bid Price Requirement, see the Current Reports on Form 8-K filed by the Company with the SEC on April 7, 2026, March 17, 2026, and October 30, 2025.

Tianci International, Inc. is a holding company incorporated under the laws of the State of Nevada with operations conducted by its subsidiary based in Hong Kong. This is an offering of the securities of the Nevada holding company, which does not conduct operations. You are not investing in Roshing International Co., Limited, the Hong Kong operating entity, and may never hold equity in our Hong Kong operating subsidiary. Our structure involves unique risks to investors. See “Risk Factors – Risks Related to Doing Business in Hong Kong” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC for risks associated with business operations in jurisdictions where our subsidiary operate, and “Risk Factors - Risks Related to our Securities and the Offering” for risks associated with this offering in this registration statement.

Unless the context provides otherwise, references in this registration statement to “we,” “us,” “our company,” “our,” “the Company” and “Tianci” refers to Tianci International, Inc., “Tianci Seychelles” refers to Tianci Group Holding Limited, a limited company organized under the laws of Seychelles and a wholly owned subsidiary of Tianci, “RQS United” refers RQS United Group Limited, a company organized under the laws of the Republic of Seychelles and a wholly owned subsidiary of Tianci, “Roshing” refers to Roshing International Co., Limited, a company organized under the laws of Hong Kong. See “Commonly Used Defined Terms” on page 1 herein. Investors would be purchasing interests in Tianci International, Inc., a Nevada company.

We have established controls and procedures for cash flows within our organization. Our management team manages and supervises the transfers of funds among Tianci and its subsidiaries under the Cash Flow Management Policy, an internal policy adopted by Tianci. Under this policy, Tianci focuses on revenue management, cost control, working capital management, implementing financial strategies, and fulfilling compliance reporting duties. Our management team closely monitors cash transfers within our organization and prepares monthly reports and annual budget plans. Each transfer of cash between Tianci and its subsidiaries is also subject to internal reporting and approval processes by reference to such policy. In addition, cash transfers between Tianci, its subsidiaries, or investors shall follow the applicable Hong Kong laws and regulations. See also “Prospectus Summary—Cash Flows through Our Organization.”

iii

We and our subsidiaries face various legal and operational risks and uncertainties associated with being based, or having all our operations, in Hong Kong. Our operating subsidiary conducts their business in Hong Kong, a Special Administrative Region of the PRC, and some of its clients are Mainland China individuals or Mainland China companies that may have shareholders or directors that are Mainland China individuals. Neither we or our subsidiaries conduct any operations in Mainland China. Conducting business in Hong Kong involves risks of uncertainty about any actions the Chinese government or authorities may take in Hong Kong. There are significant legal and operational risks associated with being based in or having our operations in Hong Kong, including the changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. The legal and operational risks associated in operating in Mainland China also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to the our subsidiaries and us, given the substantial operations in Hong Kong and the possibilities that PRC government may exercise significant oversight over the conduct of business in Hong Kong. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or the subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to investors and cause the value of such securities to significantly decline or be worthless, and/or no longer be permitted to continue business operations as presently conducted.

As of the date of this prospectus, in the opinion of our Hong Kong legal counsel, D. Fan & Co., we and our subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate its business in Hong Kong, including but not limited to obtaining a business registration certificate, and we and our subsidiaries are not required to obtain permissions from any Hong Kong authorities to issue securities to investors. However, there could be a significant change to the current political arrangements between the PRC and Hong Kong, or the applicable laws, regulations, or interpretations change,  laws, regulations, or policies in Hong Kong could change in the future. If (i) we or our subsidiaries do not receive or maintain such permissions or approvals, (ii) we or our subsidiaries inadvertently conclude that any other permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial condition could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

We and our subsidiaries are not based in Mainland China and do not have operations in Mainland China. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The laws and regulations of Mainland China do not currently have any material impact on our business, financial condition or results of operations and we are currently not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of Mainland China.

As confirmed by our legal advisors, we believe that we and our subsidiaries are not required to obtain any permissions or approvals from the Mainland China authorities for consummating this offering, including but not limited to the China Securities Regulatory Commission (“CSRC”), to operate Roshing’s business or to offer our securities on the U.S. exchanges and offer securities to foreign investors, on the basis that (i) we are a Nevada company and our only operating subsidiary, Roshing, is a Hong Kong company and is headquartered in Hong Kong; neither entity has operations in Mainland China; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor are we controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we currently do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity (“VIE”) with any entity in Mainland China; (iv) only very limited number of Roshing’s customers are Mainland China residents; (v) the majority of our senior managers in charge of the Company’s business operation and management are Hong Kong nationals and domiciled in Hong Kong; and (vi) all of Roshing’s employees are Hong Kong residents. We and our subsidiaries have not applied for or been denied of any such permissions or approvals from the Mainland China authorities. In addition, as of the date of this prospectus, as confirmed by our legal advisor, we believe that we and our subsidiaries are not subject to the cybersecurity review by the Cyberspace Administration of China (“CAC”) over data security and our offering because we are a Nevada company and our only operating subsidiary is a Hong Kong company, neither entity has operations in Mainland China. In addition, we expect that we and our subsidiaries’ operations will continue to be conducted in Hong Kong, as is the case as of the date of this prospectus. Therefore, we believe that the likelihood that we and our subsidiaries will be required to obtain any permissions or approvals from the governmental authorities of Mainland China for our operations, or the listing or offering of our securities on the U.S. exchanges and the offering of our securities in the future is very remote.

iv

Furthermore, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities. If (i) we and our subsidiaries do not receive or maintain such permissions or approvals, should such approvals be required in the future by the PRC government, (ii) we and our subsidiaries inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial condition could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.  see “Risk Factors – Risks Related to Doing Business in Hong Kong – While we believe that we and our subsidiaries are currently not required to obtain permissions or approvals from Mainland China authorities for our business operations and/or the listing and offering of our securities, and it is very unlikely that we or our subsidiaries will be required to do so in the future, we cannot assure you that we or our subsidiaries will be able to obtain all such permissions or approvals if they are nevertheless required.” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 for more information.

Notwithstanding the above, we are aware that Mainland China government may intervene or influence the Hong Kong operations of an offshore holding company, such as those of our Hong Kong operating subsidiary, Roshing, at any time. These risks, together with uncertainties in the legal system of Mainland China and the interpretation and enforcement of Mainland China laws, regulations, and policies, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to Roshing’s business operations, and damage our reputation, which could cause our securities to significantly decline in value or become worthless. For a detailed description of risks relating to the potential impact of Mainland China laws and regulations on our and our operating subsidiary’s business operations. see “Risk Factors – Risks Related to Doing Business in Hong Kong – Most of our operations are in Hong Kong. However, due to the long arm provisions under the current Mainland China laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like us, which could result in a material change in our operations and/or the value of our common stock.” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 for more information.

If we decide to pay dividends on any of our securities in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiary. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. see “Risk Factors – Risks Related to Doing Business in Hong Kong – We will rely on dividends and other distributions on equity paid by our Hong Kong subsidiary to fund any cash and financing requirements we may have. In the future, the PRC government may impose restrictions on our ability to transfer funds out of Hong Kong to fund operations or for other use outside of Hong Kong. Any limitation on the ability of our Hong Kong subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our common stock.” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 for more information.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the Public Company Accounting Oversight Board (United States) (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) Mainland China of the People’s Republic of China because of a position taken by one or more authorities in Mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

v

Our registered public accounting firm, Bush & Associates CPA LLC, an independent registered public accounting firm, has its principal office in Henderson, Nevada and is not headquartered in Mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determinations. Bush & Associates CPA LLC is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Bush & Associates CPA LLC’s compliance with applicable professional standards. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. The delisting or the cessation of trading of our Common Stocks, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People’s Republic of China, which governs inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol released by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. On December 15, 2022, the PCAOB secures complete access to inspect, investigate audit firms based in Mainland China and Hong Kong. It is possible when the PCAOB may reassess its determinations in the future, and it could determine that it is still unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong. The HFCAA and related regulations currently previously did not affect the Company as the Company’s auditor is subject to PCAOB’s inspections and investigations.

The PCAOB is continuing to demand complete access in Mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA and/or the AHFCAA. These recent developments could also add uncertainties to this offering and the listing of our securities on Nasdaq and we cannot assure you that the Nasdaq or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors—Risks Related to Doing Business in Hong Kong— Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our common stock on U.S. stock exchanges, including the possibility that our securities can be delisted if the PCAOB cannot inspect or fully investigate our auditor.” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 for more information.

For a detailed description of risks related to doing business in Hong Kong, see “Risk Factors – Risks Related to Doing Business in Hong Kong” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC .

vi

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The offering is being underwritten on a firm commitment basis. We have engaged Maxim Group LLC as our exclusive underwriter (“Maxim” or the “Underwriter”). The Underwriter is obligated to take and pay for all of the Units and Pre-Funded Units if any such Units and Pre-Funded Units are taken. We have granted a 45-day option to the underwriters to purchase up to [*] additional shares of common stock and/or up to [*] additional Pre-funded Warrants and/or up to [*] additional Warrants, or any combination thereof, solely to cover over-allotments, if any. If the underwriter exercises all or part of this option, it will purchase securities covered by the option at the offering price that appears on the cover page of this prospectus, less underwriting discounts and commissions. We have agreed to pay the Underwriter the underwriter fees set forth in the table below.

	Per Unit	Per Pre-funded Unit	Total, Without Over-Allotment Option	Total, With Over-Allotment Option
Offering price	$	$	$	$
Underwriting discounts and commissions (7.0%)(1)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

(1)	We have agreed to pay the Underwriter a discount equal to seven percent (7%) of the gross proceeds of the offering. The amount of offering proceeds to us presented in this table does not give effect to any cash exercise of the Common Warrants or Pre-Funded Warrants. We have agreed that the Underwriter will also receive warrants to purchase a number of common stock equal to 5.0% of the total number of the Units being sold in this offering, including any common stock sold pursuant to the over-allotment option granted to the Underwriter (the “Underwriter’s Warrants”). The terms of the Underwriter’s Warrants will be substantially similar to those of the Common Warrants issued in the Offering. The Underwriter’s Warrants and the common stock issuable upon exercise of the Underwriter’s Warrants are also being registered under the registration statement of which this prospectus forms a part. We have also agreed to reimburse the Underwriter for certain expenses. See also “Underwriting” for a description of compensation and other items of value payable to the Underwriter.

If we complete this offering, net proceeds will be delivered to us on the closing date. We expect to deliver the securities against payment in U.S. dollars in New York, NY to investors on or about [*], 2026, subject to satisfaction of certain customary closing conditions.

Maxim Group LLC

Prospectus dated [*], 2026.

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ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment thereto. You should not assume that the information contained in this prospectus or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference herein is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any related free writing prospectus is delivered, or securities are sold, on a later date. This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus supplement under the heading “Where You Can Find More Information.”

You should rely only on the information that we have included or incorporated by reference in this prospectus and any related free writing prospectus that we may authorize to be provided to you. Neither we, nor the underwriters, have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any related free writing prospectus. This prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus or any related free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

At the annual meet of the Company’s stockholders held on February 13, 2026, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such annual meeting, to effect a reverse stock split of the outstanding shares of common stock, at a ratio ranging from one-for-two (1:2) to one-for-one-hundred (1:100), with the exact ratio to be determined by the Board without further approval or authorization of our stockholders. On March 6, 2026, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our common stock at a ratio of 1-for-7 (the “Reverse Stock Split”). The Reverse Stock Split became effective at 12:01 a.m. Eastern Time March 20, 2026. Other than our historical financial statements and notes thereto incorporated by reference herein, and except where otherwise noted, all references to our common stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

Commonly Used Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this registration statement to:

•

“China,” “Chinese,” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and, for the purposes of this prospectus only, excluding Taiwan;

•	“Mainland China” is to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•	Unless the context provides otherwise, “registrant,” “we,” “us,” “our company,” “our,” “the Company” and “Tianci” is to Tianci International, Inc., a Nevada company; and when describing the financial results of Tianci International, Inc., also includes its subsidiaries;

•	“Seychelles” refers to the Republic of Seychelles;

•	“Tianci Seychelles” refers to Tianci Group Holding Limited, a limited company organized under the laws of Seychelles and a wholly owned subsidiary of Tianci;

•	“RQS United” refers to RQS United Group Limited, a company organized under the laws of the Republic of Seychelles and a wholly owned subsidiary of Tianci;

•	“RQS Capital” refers to RQS Capital Limited, a company incorporated in British Virgin Islands.

•	“Roshing” refers to Roshing International Co., Limited, a company organized under the laws of Hong Kong and a subsidiary of RQS United. RQS United holds 90% of the share capital of its subsidiary, Roshing;

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•	“Shares,” “shares” or “shares of common stock” are to the shares of common stock of Tianci International, Inc., with par value of $0.0001 per share;

•	All references to “RMB” are to the legal currency of Mainland China;

•	All references to “HKD” “HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

•	All references to “U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

•	“Website” is to our website at www.tianci-ciit.com.

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our subsidiary, Roshing International Co., Limited, primarily using Hong Kong dollars, the currency of Hong Kong, or U.S. dollars. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).

Numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this registration statement follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English.

This prospectus and the information incorporated by reference in this prospectus contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

For investors outside the United States (“U.S.”): We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or that is incorporated by reference herein. This summary does not contain all of the information you should consider before investing in our securities. Before deciding to invest in our securities, you should read this entire prospectus carefully, including the section of this prospectus entitled “Risk Factors,” in our Annual Report on Form 10-K for the year ended July 31, 2025, on file with the SEC, and those risk factors identified in reports subsequently filed with the SEC, including our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus.

Overview

The Company’s primary line of business is global logistics. The Company, through its subsidiary, Roshing, provides global logistics services, encompassing booking and the transportation arrangement and related logistics solutions. Roshing’s customized logistics solutions are tailored to meet the diverse needs of its customers.

As a logistics shipping operator, Roshing focuses on ocean freight forwarding services, including container shipping and bulk goods shipping service.

For the container shipping service, Roshing charters cargo space from shipping suppliers (such as shipowners, ship carrier or non-vessel operating common carriers) and then sub-charters that cargo space to its customers (cargo owners or cargo agents). For the bulk goods shipping service, Roshing issues fixture notes to customers, and then arranges the booking of ships, and signs chartering contracts with suppliers (such as shipowners). Roshing also tailors the selection of transport options, and arranges to transport the goods from the port of loading to the port of destination, so as to complete the performance of the contract.

Roshing currently does not own or operate any transportation assets. By leveraging our senior management’s expertise in the global logistics industry and adopting an asset-light strategy at the early stage, Roshing has seen a significant growth in logistics revenue since 2023. Roshing’s business is primarily carried out in Hong Kong and other locations in the Asia-Pacific region, mainly in Japan, South Korea, Vietnam. Roshing’s logistics services also include the shipment of goods to African countries.

Roshing also generates revenue from the sale of electronic parts, and certain business and technical consulting services, independent from its global logistics business.

Commencing in the first quarter of fiscal year 2026, Roshing’s business line also expand into global trade of bulk chrome and manganese ore by sourcing high-grade minerals directly from resource-rich regions and building up inventory for resale. We intend to utilize optimized bulk vessel and container shipping, and provide end-to-end supply chain solutions for metallurgical and steelmaking customers. The introduction of the mineral trade business is expected to generate operational and strategic synergies with our existing logistics business lines, enhancing overall efficiency and value creation.

Our Services

Our operations conducted through Roshing include providing the following services to our customers.

I. Global Logistics Services

Our global logistics services provided through Roshing accounted for the vast majority of our revenue. These services encompass shipping operations and related logistics solutions. Roshing customizes its logistics solutions to meet the diverse needs of its customers, including the optimization of shipping routes and the utilization of vessels with different tonnages. As a global logistics enterprise, depending on the type of cargo, Roshing provides container shipping and bulk goods shipping services. Container shipping is generally for small merchandise which can be palletized and fit into a container. Bulk goods shipping is generally for bulk commodities, such as lumber, steel, construction materials, chemicals, and agricultural products.

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a. Container shipping

Roshing’s container shipping service includes:

i.	Contract and Quotation Management: Providing quotes to customers based on the number of containers, size of containers, routes, shipping dates and various other factors.

ii.	Financial Management:

•	Cost Management: Managing and optimizing the costs associated with cargo transportation.

•	Billing and Collection: Handling the billing process and ensuring the timely collection of payments.

iii.	Risk Management: Implementing strategies to identify, assess, and mitigate risks associated with cargo transportation.

b. Bulk goods shipping

Roshing’s bulk goods shipping service includes:

i.	Customer Service and Communication: Providing ongoing support and clear communication to customers throughout the shipping process, addressing any queries or issues promptly.
ii.	Fixture Note and Quotation Management

•	Fixture Note: Managing and maintaining transport contracts to ensure clear and effective agreements for bulk shipping.

•	Quotation Services: Offering detailed quotations for bulk shipping services, helping customers understand and proposing plans for budget control.

iii.	Chartering: Arranging the chartering of bulk cargo vessels including negotiating terms and conditions.

iv.	Ship Operations Management: Overseeing and supervising the day-to-day operations of the ships involved in bulk cargo transportation.

v.	Cooperation and Coordination: Facilitating collaboration and coordination between various stakeholders involved in the shipping process, such as port authorities, cargo handlers, and other service providers.

vi.	Financial Management

	•	Cost Management: Monitoring and optimizing the costs associated with bulk cargo transportation to ensure efficiency and cost-effectiveness.

	•	Billing and Collection: Handling the billing processes and ensuring timely collection of payments.

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Roshing has a long-term and close cooperation with ocean shipping suppliers, including the signing of charter contracts, and service contracts. When a customer makes an inquiry to Roshing, we are usually able to offer competitive quotes and customize shipping solutions quickly.

Roshing begins by thoroughly evaluating the customer’s logistics needs, including the type of goods being shipped, the destination, and the required transportation time. Based on this information, Roshing designs an optimal transportation plan tailored to the customer’s specific requirements. This plan includes selecting the most efficient shipping routes, determining the appropriate container or bulk cargo vessel size and type, and considering any special handling or regulatory compliance requirements. Roshing then enters into a written contract with the customer for ocean shipping that can best meet the customer’s needs. This includes selecting a shipment method that aligns with the customer’s timeline and cargo specifications.

Roshing works with each customer to develop a cost-effective plan and service terms to meet the client’s specific needs. This involves detailed discussions to ensure that both parties have a clear understanding of expectations, costs, and responsibilities. Roshing will assign cargo space from the appropriate container or bulk cargo vessel based on the volume and weight of the shipment, minimize shipping costs, select the shortest route to save on freight, and choose the port closest to the customer’s destination.

Throughout the entire shipping process, Roshing maintains close oversight to ensure the safety and timely arrival of goods at the destination port. This involves real-time tracking and monitoring of the shipment, handling any unforeseen issues that may arise, and providing regular updates to the customer. By doing so, Roshing ensures that the goods are transported safely and arrive within the agreed timeframe, meeting all customer expectations.

We believe that Roshing stands out in the global logistics landscape because of its core strengths. First, Roshing’s management’s extensive network and industry relationships empower us with access to a wide customer base, enabling tailored solutions for an array of logistics requirements. Additionally, our collaboration with direct shipping suppliers ensures competitive rates and transparent service delivery. Moreover, Roshing’s expertise in route optimization enables us to efficiently manage logistics routes and secure favorable terms for its clients. These strengths collectively position us as a competitive player in the industry.

II. Other Product & Services

a.	Electronic Device Hardware

Roshing is a distributor of hardware components for electronic devices and generates revenue from reselling these components and is not involved in product development and manufacturing. The main products include Wi-Fi modules, Bluetooth modules, 4G network modules, LED screens and touch screens, and software technical services. Roshing’s main customers are oversea traders, direct traders of hardware components, companies engaged in the assembly and sale of finished products and private label entities seeking electronic component procurement with light customization.

b.	Software Technical Services

Roshing provides technical consulting and training services to help customers, generally its existing customers, to better understand and properly use its customized software and related hardware. Roshing also provides software maintenance service to keep customer’s software up to date and assists customers in promoting business with ongoing marketing support.

c.	Business Consulting Services

Roshing provides business consulting services to help customers apply for immigration and non-immigration visas. The Company is responsible for performing background checks, assessment, and preparing related application paper works.

d.	Mineral Trading

In addition to our global logistics services, during the quarter ended July 31, 2025, we have recently expanded into mineral trading, under which we source mineral products at competitive prices and resell them to downstream customers. Roshing trade of bulk chrome and manganese ore by sourcing high-grade minerals directly from resource-rich regions for resale. We intend to utilize optimized bulk vessel and container shipping and provide end-to-end supply chain solutions for metallurgical and steelmaking customers. The introduction of the mineral trade business is expected to generate operational and strategic synergies with our existing logistics business lines, enhancing overall efficiency and value creation. For the six months ended January 31, 2026, our total revenue increased significantly to $7,702,911 from $5,060,143 for the six months ended January 31, 2025. The increase was primarily attributable to the launch of our global mineral trading business, which contributed $1,821,320 to our total revenue for the six months ended January 31, 2026, representing approximately 24% of our revenue in six months ended January 31, 2026.

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Summary of Risk Factors

Risks Related to our Securities and the Offering

•	Our CEO beneficially owns the majority of our outstanding stock and, accordingly, will have control over stockholder matters, the Company’s business and management.
•	The trading price of our common stock is likely to be volatile, which could result in substantial losses to investors.
•	Short sellers of our stock may be manipulative and may drive down the market price of our common stock.
•	There is a limited trading market for our common stock, which could make it difficult to liquidate an investment in our common stock, in a timely manner.
•	There is no public market for the Common Warrants or the Pre-Funded Warrants.
•	We may not be able to maintain the listing of our common stock on Nasdaq, which could adversely affect our liquidity and the trading volume and market price of our common stock and decrease or eliminate your investment.
•	Nasdaq may halt trading in our common stock on Nasdaq or delist our common stock for public interest concerns as a result of this offering.
•	The Reverse Stock Split could cause our stock price to decline relative to its value before the split and decrease the liquidity of shares of our Common Stock.
•	The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, which could have a materially adverse effect on our business.
•	Since the warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.
•	The Pre-funded Warrants or Warrants are speculative in nature.
•	Holders of the Warrants and Pre-Funded Warrants will have no rights as holders of our common stock until they exercise their Warrants or Pre-Funded Warrants and acquire our common stock.
•	You may experience immediate and substantial dilution in the net tangible book value per share of our common stock you purchase in this offering.
•	As a result of the price resets and subsequent share adjustments in the Common Warrants and/or if the Common Warrants are exercised by way of a zero exercise price option, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their shares of common stock.
•	Significant holders or beneficial holders of shares of our common stock may not be permitted to exercise the Pre-funded Warrants that they hold.
•	We will not, in the case of the Pre-funded Warrants, and may not, in the case of the Common Warrants, receive any meaningful additional funds upon the exercise of the Pre-funded Warrants or Common Warrants.
•	If we do not maintain a current and effective prospectus relating to our common stock issuable upon exercise of the Pre-funded Warrants or the Warrants, holders will only be able to exercise such Pre-funded Warrants or the Warrants on a “cashless basis.”
•	We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

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Risks Related to Our Business and Global Logistics Services

•	Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the Maritime transportation industry, which could adversely affect our business.
•	Any reduction in international commerce or disruption in global trade may adversely impact our business and operating results.
•	Our industry is highly competitive, and failure to compete or respond to customer requirements could damage our business and the results of operations.
•	Difficulty in forecasting timing or volumes of customer shipments or rate changes by carriers could adversely impact our margins and operating results.
•	Roshing faces risks associated with the contents of shipments and inventories handled through its logistics services, including real or perceived quality or health issues with the products that are handled through Roshing’s logistics services, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.
•	Roshing is subject to potential risks arising from contractual obligations with shipping suppliers.
•	Roshing faces risks from changing customer logistics needs, contractual obligations, and failure to meet customer requirements, which could lead to financial losses, legal liabilities, and damage to Roshing’s reputation if not managed proactively.
•	Our revenues, operating income and cash flows are likely to fluctuate and are subject to uncertainty and potential volatility in demand and supply for cargo space and container loads from time to time.
•	Seasonality and the impact of weather and other catastrophic events adversely affect Roshing’s operations and profitability.
•	We rely on shipping suppliers, cargo owner and cargo agents and Hardware Products suppliers, if they become financially unstable or have reduced capacity to provide services because of pandemics, such as COVID-19, it may adversely impact our business and operating results.
•	Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.
•	While we believe that we and our subsidiaries are currently not required to obtain any other permissions or approvals from Hong Kong authorities for our business operations, we cannot assure you that we or our subsidiaries will be able to obtain all such permissions or approvals if they are nevertheless required.
•	We may adjust our business strategies and models in response to changing market conditions, competitive pressures, or regulatory changes. However, there is no guarantee that these adjustments will be successful, and they may not achieve the desired results, potentially impacting our performance and financial results.

For a detailed description of risks related to our operation and industry, see “Risk Factors – RISKS RELATED TO OUR BUSINESS” our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC ..

Risks Related to Doing Business in Hong Kong

•	Most of our operations are in Hong Kong. However, due to the long arm provisions under the current Mainland China laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like us, which could result in a material change in our operations and/or the value of our common stock.
•	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, China and other markets where the majority of our clients reside.
•	There are political risks associated with conducting business in Hong Kong.
•	Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our common stock on U.S. stock exchanges, including the possibility that our securities can be delisted if the PCAOB cannot inspect or fully investigate our auditor.
•	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or its management named in the Report based on Hong Kong laws.
•	While we believe that we and our subsidiaries are currently not required to obtain permissions or approvals from Mainland China authorities for our business operations and/or the listing and offering of our securities, and it is very unlikely that we or our subsidiaries will be required to do so in the future, we cannot assure you that we or our subsidiaries will be able to obtain all such permissions or approvals if they are nevertheless required.

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For a detailed description of risks related to doing business in Hong Kong, see “Risk Factors – Risks Related to Doing Business in Hong Kong” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC .

Risks Related to Taxation

•	Non-compliance with tax obligations may adversely affect our business and operation results.
•	A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.

Cash Flows through Our Organization

We are a holding company without operations of its own. We conduct our all operations through our Hong Kong subsidiary, Roshing. As a result, our ability to pay dividends depends upon dividends paid by Roshing. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Tianci. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Roshing. The Mainland China laws and regulations do not currently have any material impact on transfers of cash from Roshing to Tianci or from Tianci to Roshing.

We have established controls and procedures for cash flows within our organizations. Our management team is the special task force that manages and supervises the transfers of funds among Tianci and its subsidiaries under the Cash Flow Management Policy, an internal policy adopted by Tianci. Under this policy, Tianci focuses on revenue management, cost control, working capital management, implementing financial strategies, and fulfilling compliance reporting duties. Our management team closely monitors and manages cash transfers within our organization by preparing monthly reports and annual budget plans. Each transfer of cash between Tianci, and a subsidiary is also subject to internal report and approval process by reference to such policy. Each transfer of cash between Tianci, RQS Capital, and a subsidiary or branch is also subject to an internal report and approval process by reference to such policy. In addition, cash transfers between Tianci, its subsidiaries, or investors shall follow the applicable Hong Kong laws and regulations.

Implications of Holding Foreign Company Accountable Act

On April 21, 2020, the SEC Chairman and PCAOB Chairman, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (1) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (2) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (3) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the Company’s auditor.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

On August 6, 2020, the President’s working group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s working group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to the work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022, for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

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On August 10, 2020, the SEC announced that the SEC Chairman had directed the SEC staff to prepare proposals in response to the report of the President’s working group, and that the SEC was soliciting public comments and information with respect to the development of these proposals.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the Act was signed into public law by the President of the United States. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by Mainland China and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a SOP with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate the previous Determination Report to the contrary.

Bush & Associates CPA LLC issued the audit report for our Company for the years ended July 31, 2025 and July 31, 2024. Bush & Associates CPA LLC serves as an auditor of companies that are traded publicly in the United States and is a firm registered with the PCAOB, is subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Bush & Associates CPA LLC is headquartered in Henderson, Nevada and has been inspected by the PCAOB on a regular basis.

The PCAOB is continuing to demand complete access in Mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA and/or the AHFCAA. We cannot assure you that the Nasdaq or other regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

9

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (1) we have a public common equity float of more than $250 million, or (2) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

Implications of Being a Controlled Company

Shufang Gao, the Chief Executive Officer of Tianci, through his 60% holding in RQS Capital, together with common stock owned by himself, controls securities with 55.86% of the voting power of our outstanding voting stock as of the date of the prospectus. Therefore, we currently meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and for so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq.

As long as Shufang Gao owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the Nasdaq rules.

For so long as we are a controlled company under that definition, we are permitted to rely on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our Board must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As a result, you will not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.

10

Recent Developments

Shareholder Approval of Securities Issuances and Further Reverse Stock Splits

On April 10, 2026, the holders of an aggregate of 2,347,615 shares of the Company’s common stock, representing approximately 64.87% of the overall voting power of the Company, executed a written consent in lieu of a meeting pursuant to which it approved (i) the implementation of one or more reverse stock splits of the Company’s issued and outstanding shares of common stock at a ratio up to 1-for-250, with the exact ratio and timing to be determined by the Company’s board of directors in its discretion, and with any fractional shares of common stock resulting therefrom being rounded up to the nearest whole share of common stock (the “Further Reverse Stock Splits”); and (ii) the issuance of common stock, pre-funded warrants, warrants or other rights to acquire common stock, common stock issuable upon exercise of pre-funded warrants, warrants or other right, and any combination thereof, including as units or pre-funded units, for aggregate gross proceeds of up to $7 million, which will result in the issuance of a number of shares of the Company’s common stock in excess of 20% of the issued and outstanding shares of common stock , at a price below the Minimum Price as defined in Nasdaq Listing Rule 5635(d) (the “20% Issuance” and collectively with the Further Reverse Stock Splits, the “Actions”).

Pursuant to rules adopted by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an Information Statement on Schedule 14C (the “Information Statement”) describing the Actions will be filed with the SEC and mailed to the Company’s stockholders. None of the Actions may become effective earlier than 20 calendar days following the mailing of the Information Statement.

Regained Compliance with Nasdaq Listing Rule 5550(a)(2)

On October 29, 2025, the Company received a written notice from the Listing Qualifications department of Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum closing bid price of $1.00 per share of the Company’s common stock (the “Minimum Bid Price Requirement”). The notice provided the Company 180 calendar days to regain compliance with the Minimum Bid Price Requirement, or until April 27, 2026, to regain compliance with the Minimum Bid Price Requirement. If, at any time before the April 27, 2026, the closing bid price for the common stock is at least $1.00 for a minimum of 10 consecutive business days, the Nasdaq will provide us written confirmation of compliance with the Minimum Bid Price Requirement.

On April 6, 2026, the Company received a letter from the Listing Qualifications department of Nasdaq confirming that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the common stock had been $1.00 per share or greater for 10 consecutive business days prior to such letter. For more information on the Company’s regained compliance with the Minimum Bid Price Requirement, see the Current Reports on Form 8-K filed by the Company with the SEC on April 7, 2026, March 17, 2026, and October 30, 2025.

Reverse Stock Split

At the annual meeting of the Company’s stockholders held on February 13, 2026, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such annual meeting, to effect a reverse stock split of the outstanding shares of common stock, at a ratio ranging from one-for-two (1:2) to one-for-one-hundred (1:100), with the exact ratio to be determined by the Board without further approval or authorization of our stockholders. On March 6, 2026, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our common stock at a ratio of 1-for-7 (the “Reverse Stock Split”). The Reverse Stock Split became effective at 12:01 a.m. Eastern Time March 20, 2026 (the “Effective Time”).

Upon the Reverse Stock Split, every seven(7) shares of the Company’s issued and outstanding common stock immediately prior to the Effective Time shall automatically be reclassified into one (1) share of common stock, without any change in the par value per share. The Reverse Stock Split will not change the total number of authorized shares of common stock.

No fractional shares will be issued as a result of the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share in connection with the Reverse Stock Split will receive one full share of the post-reverse stock split common stock in lieu of such fractional share.

Commencing on April 20, 2026, trading of our Common Stock continued on The Nasdaq Capital Market on a Reverse Stock Split-adjusted basis.

Other than our historical financial statements and notes thereto incorporated by reference herein, and except where otherwise noted, all references to our common stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

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Increase of the Number of Authorized Shares of Common Stock

At the annual meeting of the Company’s stockholders held on February 13, 2026, the Company’s stockholders approved a proposal to increase Company’s total number of authorized shares of common stock from 100,000,000 shares to 2,000,000,000 shares. There will not be any increase to the authorized number of shares of preferred stock, which would remain unchanged at 20,080,000 shares.

The Company filed an amendment to the articles of incorporated, as amended (“Articles of Incorporation”) with the Secretary of State of the State of Nevada on February 18, 2026, and the increase of the number of the common stock became effective at the time of that filing.

Listing on the Nasdaq Capital Market

Our common stock was previously quoted on the OTC Pink Market under the symbol “CIIT.”

On April 11, 2025, the Company closed its public offering, in connection with the uplisting to Nasdaq Capital Market (the “Uplisting”), of 1,750,000 shares of common stock, par value $0.0001 per share and a resale offering of 3,260,000 shares of common stock. The Company completed the Uplisting and resale offering pursuant to its registration statement on Form S-1 (File No. 333-280089), originally filed with the SEC on June 10, 2024, which was declared effective by the SEC on April 9, 2025. The common stock were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Company’s common stock were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “CIIT” on the Nasdaq Capital Market April 10, 2025, and cease to be traded on the OTC Pink Market.

Corporate Information

We are incorporated under the laws of the State of Nevada. Our principal executive offices are located at Unit 1109, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. Our telephone number is +852 26621800. Our website is www.tianci-ciit.com. Information contained in, or that can be accessed through, our website is not incorporated by reference into this registration statement, and you should not consider information on our website to be part of this registration statement. Our agent for service of process in the United States is Northwest Registered Agent, LLC.

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THE OFFERING

Units offered by us:	[*] Units with each Unit consisting of (i) one share of common stock and (ii) one Common Warrant to purchase one share of common stock at an assumed offering price of $[*] per Unit, the last reported sale price of our common stock as reported on Nasdaq on [*], 2026.

Pre-funded Units offered by us:

We are also offering [*] Pre-funded Units with each Pre-funded Unit consisting of (i) one Pre-funded Warrant to purchase one share of common stock and (ii) one Common Warrant to purchase one share of common stock at an assumed offering price equal to the price per Unit being sold to the public in this offering minus $0.001, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering.

The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until exercised, in full at an exercise price of $0.001 per share of common stock.

This prospectus also relates to the offering of common stock issuable upon exercise of the Pre-funded Warrants sold in this offering.

For each Pre-Funded Unit we sell (without regard to any limitation on exercise set forth therein), the number of Units we are offering will be decreased on a one-for-one basis.

For additional information regarding the terms of the Pre-funded Warrants, see “Description of Capital Stock and Securities We Are Offering”

Shares of common stock issued and outstanding prior to this offering:	3,618,907 shares of common stock

Shares of common stock to be outstanding after this offering:

[*] shares of common stock, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[_] per Unit, (ii) no sale of the Pre-Funded Units, (iii) no exercise of the Common Warrants or the Underwriter’s Warrants, and (iv) no exercise of any portion of the over-allotment option; or

up to [*] shares of common stock, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[_] per Unit, (ii) no sale of the Pre-Funded Units, (iii) full exercise of the Common Warrants on a zero excise price option, (iv) full exercise of the over-allotment option, and (v) no exercise of the Underwriter’s Warrants.

Description of Pre-Funded Warrants and Common Warrants:

Each Pre-Funded Warrant will be exercisable for one share of common stock. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of our common stock outstanding immediately after giving effect to such exercise.

The purchase price of each Pre-Funded Unit will equal the price per Unit minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per share of common stock. The Pre-Funded Warrants are immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

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Description of Pre-Funded Warrants and Common Warrants (continued)

Each Common Warrant will be exercisable to purchase one share of common stock. Each Common Warrant will have an assumed initial exercise price of $[*] per share of common stock (100% of the offering price of each Unit in this offering, the “Basis Price”), will be exercisable upon issuance, and will expire [three (3) year] from the issuance date.

The exercise price for the Warrants will be adjusted downward (each, a “Reset Price”) on the 2nd trading day following the closing of this offering (the “Reset Date”) to the price that is equal to 50% of the Basis Price, provided that the Reset Price is less than the exercise price then in effect and provided that in no event shall the exercise price of the Common Warrants be reduced to a price that is less than a floor price of $[ ]. If the exercise price is so adjusted on the Reset Date, the number of common stock underlying the Common Warrants will also be proportionally increased on the Reset Date so that the Reset Price multiplied by the increased number of common stock equal the aggregate proceeds that would have resulted from the full exercise of the Common Warrants immediately prior to the Reset Date.

The Common Warrants also contain certain mechanisms for cashless exercise, including a zero exercise price option pursuant to which holders of Common Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of common stock equal to the product of (x) the aggregate number of common stock that would be issuable upon a cash exercise of the Common Warrant and (y) 2.0. The Common Warrants also contain certain anti-dilution provisions, as further described herein.

Accordingly, we believe it is highly unlikely that a holder of the warrants would pay an exercise price in cash to receive one shares of common stock when the holder could instead choose the zero exercise price option and pay no cash to receive more common stock than they would receive if they did pay an exercise price. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Common Warrants.

As an example, for each Unit that an investor purchases in this offering at the assumed offering price of $[*] per Unit, the investor will receive 1 share of common stock and 1 Common Warrant to purchase 1 share of common stock at an exercise price of $[*] per share of common stock. Giving effect solely to the adjustment on the Reset Date and not giving effect to the zero exercise price option, on the Reset Date, each Common Warrant will become exercisable for a maximum of [*] shares of common stock at an exercise price of $[*] per share of common stock, assuming the initial offering price per Unit is $[*] per share, the closing price of our common stock on the Nasdaq Capital Market on [*], 2026. If such Common Warrant is then exercised at such time based on the zero exercise price option, the Warrant would be exercisable into [*] shares of common stock.

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Description of Pre-Funded Warrants and Common Warrants (continued)

Accordingly, if all of the Common Warrants offered to investors in this offering are exercised on a zero exercise price option, a maximum of [*] shares of common stock could be issued upon such zero exercise price option, without payment to the Company of any additional cash.

For the avoidance of doubt, the lower the closing price of our common stock on the Nasdaq Capital Market immediately preceding the signing of the underwriting agreement (which will be no more than the offering price per Unit in this offering), the more shares that will be issuable pursuant to the Common Warrants as a result of the reset (subject to the restriction that in no event shall the exercise price of the Common Warrants be reduced on the Reset Date below a floor price of $[ ]).

As a result, the number of common stock issuable upon a zero exercise price option of the Common Warrants could substantially increase relative to the assumed pricing described in this example if our stock price declines prior to the signing of the underwriting agreement.

For more information regarding the Pre-Funded Warrants and Common Warrants, you should carefully read the section titled “Description of Capital Stock and Securities We Are Offering” in this prospectus.

Over-allotment option	We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to forty-five (45) days after the date of this prospectus, permits the Underwriter to purchase a maximum of [*] additional common stock or Pre-Funded Warrants at $[ ] per share, and/or up to [*] additional Common Warrants at $[ *] per Common Warrant, less underwriting discounts and commissions. The option may be used to purchase such common stock or Pre-funded Warrants and/or Common Warrants, or any combination thereof, as determined by the Underwriter.

Underwriter’s Warrants

We have agreed to issue to the underwriter at the closing of this offering a warrant to purchase the number of shares of common stock equal to 5.0% of the aggregate number of Units and Pre-Funded Units sold in this offering.

The terms of the Underwriter’s Warrants will be substantially similar to those of the Common Warrants issued in the Offering. The Underwriter’s Warrants and the common stock underlying the Underwriter’s Warrants are being registered on the registration statement of which this prospectus is a part.

Please see “Underwriting - Underwriter’s Warrants” and the form of Underwriter’s Warrant filed as an exhibit hereto for a complete description of the terms of the Underwriter’s Warrants.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$[*] from this offering, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, (iii) no exercise of the Common Warrants or the Underwriter’s Warrants, and (iv) no exercise of any portion of the over-allotment option, after deducting estimated Underwriter’s fees, reimbursement of Underwriter’s expenses, and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for the working capital and other general corporate purposes.

See “Use of Proceeds” on page 29 for additional information.

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Shareholder Approval

The issuance of such Units and Pre-Funded Units will result in the issuance, in the aggregate, of 20% or more of the Company’s outstanding common stock or voting power immediately following the closing of the transaction. Accordingly, the Company has determined that, for purposes of complying with Nasdaq Listing Rule 5635(d), stockholder approval is required in connection with the issuance of such securities. The Company obtained the requisite stockholder approval for purposes of Nasdaq Listing Rule 5635(d) on April 10, 2026, which the holders of an aggregate of 2,347,615 shares of the Company’s common stock, representing approximately 64.87% of the overall voting power of the Company, executed a written consent in lieu of a meeting, giving such requisite stockholder approval for purposes of Nasdaq Listing Rule 5635(d). Pursuant to rules adopted by the SEC under the Exchange Act, an Information Statement on Schedule 14C describing the Actions will be filed with the SEC and mailed to the Company’s stockholders. None of the Actions may become effective earlier than 20 calendar days following the mailing of the Information Statement.

Voting Rights	Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

Dividend Policy	We have never declared or paid dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” on page 29 for additional information.

Lock-up	We and all of our executive officers and directors will enter into lock-up agreements with the underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriter, offer, sell, contract to sell or otherwise dispose of or hedge common stock or securities convertible into or exchangeable for common stock, subject to certain exceptions. The restrictions contained in these agreements will be in effect for a period of six (6) months after the closing of this offering. For more information, see “Underwriting.”

Risk Factors

An investment in our securities involves substantial risks. See “Risk Factors” beginning on page 17 and the similarly titled sections in the documents incorporated by reference into this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our securities.

You should be aware that Nasdaq may halt trading in our common stock and/or delist our common stock for public interest concerns. See “Risk Factors — Nasdaq may halt trading in our common stock on Nasdaq or delist our common stock for public interest concerns as a result of this offering.”

Transfer Agent	Securities Transfer Corporation

Nasdaq Listing Symbol	Our common stock are listed on the Nasdaq Capital Market under the symbol “CIIT.” There is no established public trading market for the Pre-Funded Warrants or the Common Warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Pre-Funded Warrants or the Common Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants or the Common Warrants will be limited.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the effectiveness of the Reverse Stock Split at a ratio of 1-for-7, which became effective at 12:01 a.m. Eastern Time on March 20, 2026;

•	no exercise of outstanding options or warrants;

•	no exercise of the underwriters’ over-allotment option; and

•	no exercise of the Underwriter’s Warrants to be issued upon consummation of this offering at an exercise price equal to 110% of the offering price of our common stock.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Please see the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended July 31, 2025, on file with the SEC, and is incorporated herein by reference, and those risk factors identified in reports subsequently filed with the SEC, including our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus. Before you invest in our securities, you should carefully consider these risks as well as other information we include or incorporate by reference into this prospectus. All of these risk factors are incorporated herein in their entirety. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. Certain statements in this section, or which are incorporated by reference in this section, are forward-looking statements. For more information, see the sections of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

Risks Related to our Securities and the Offering

Nasdaq may halt trading in our common stock on Nasdaq or delist our common stock for public interest concerns as a result of this offering.

Under Listing Rule 5101, Nasdaq has broad discretionary authority to suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. Because of the highly dilutive nature of this offering, Nasdaq may halt trading in our common stock on Nasdaq or delist our common stock for public interest concerns or because our common stock continue to trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on Nasdaq. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the warrants in this offering.

The issuance of the Units and Pre-Funded Units will result in the issuance, in the aggregate, of 20% or more of the Company’s outstanding common stock or voting power immediately following the closing of the transaction. Accordingly, the Company has determined that, for purposes of complying with Nasdaq Listing Rule 5635(d), stockholder approval is required in connection with the issuance of such securities. On April 10, 2026, the holders of an aggregate of 2,347,615 shares of the Company’s common stock, representing approximately 64.87% of the overall voting power of the Company, executed a written consent in lieu of a meeting pursuant to which it approved the issuance of common stock, pre-funded warrants, warrants or other rights to acquire common stock, common stock issuable upon exercise of pre-funded warrants, warrants or other right, and any combination thereof, including as units or pre-funded units, for aggregate gross proceeds of up to $7 million, which will result in the issuance of a number of shares of the Company’s common stock in excess of 20% of the issued and outstanding shares of common stock , at a price below the Minimum Price as defined in Nasdaq Listing Rule 5635(d). While we believe that such shareholder approval mitigates the public interest concerns that Nasdaq has identified, there can be no assurance that Nasdaq will agree and our common stock may be delisted from Nasdaq. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such Nasdaq-listed companies’ stock prices to drop below Nasdaq’s minimum bid price or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price.

Therefore, even if we consummate this offering at a price above Nasdaq’s minimum bid price, there can be no assurance that our common stock will not again drop below such price, which may cause Nasdaq to delist our common stock. Nasdaq could in its discretion determine that the issuance of the securities in this offering was against public interest, make at delisting determination and if we appealed such determination, halt trading in our common stock pending such appeal. Any delisting determination or suspension of the trading of our common stock by Nasdaq would have material adverse consequences to the value of our common stock as described under “Risk Factors--We may not be able to maintain the listing of our common stock on Nasdaq, which could adversely affect our liquidity and the trading volume and market price of our common stock and decrease or eliminate your investment.”

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Our CEO beneficially owns the majority of our outstanding stock and, accordingly, will have control over stockholder matters, the Company’s business and management.

Shufang Gao, the Chief Executive Officer of Tianci, through his 60% holding in RQS Capital, together with common stock owned by himself, controls securities with 55.86% of the voting power in Tianci. As a result, Mr. Gao will have the ability to:

•	Elect or defeat the election of our directors;

•	Amend or prevent amendment of our Articles of Incorporation or bylaws;

•	Effect or prevent a merger, sale of assets or other corporate transaction; and

•	Affect the outcome of any other matter submitted to the Stockholders for vote.

Moreover, because of the significant ownership position held by Mr. Gao, new investors will not be able to effect a change in the Company’s business or management, and therefore, stockholders would be subject to decisions made by management and the majority stockholder.

In addition, our management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control over us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

The trading price of our common stock is likely to be volatile, which could result in substantial losses to investors.

The trading price of our common stock is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located outside of the United States that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	detrimental adverse publicity about us, our brand, our services or our industry;

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our common stock will trade.

18

In the past, stockholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Short sellers of our stock may be manipulative and may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return them to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller’s interest for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks.

The publication of any such commentary regarding us by a short seller may bring about a temporary, or possibly long term, decline in the market price of our common stock. No assurance can be made that we will not become a target of such commentary and declines in the market price of our common stock will not occur in the future, in connection with such commentary by short sellers or otherwise.

There is a limited trading market for our common stock, which could make it difficult to liquidate an investment in our common stock, in a timely manner.

Our common stock is currently traded on Nasdaq. Because there is a limited public market for our common stock, investors may not be able to liquidate their investment whenever desired. We cannot assure that there will be an active trading market for our common stock and the lack of an active public trading market could mean that investors may be exposed to increased risk. In addition, if we failed to meet the criteria set forth in the regulations of the SEC, various requirements would be imposed by law on broker dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity.

There is no public market for the Common Warrants or the Pre-Funded Warrants.

There is no established public trading market for the Common Warrants or the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Common Warrants or the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Stock Market LLC. Without an active market, the liquidity of the Common Warrants and the Pre-Funded Warrants will be limited.

We may not be able to maintain the listing of our common stock on Nasdaq, which could adversely affect our liquidity and the trading volume and market price of our common stock and decrease or eliminate your investment.

Our common stock is currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. If, for any reason, Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another reputable national securities exchange, a reduction in some or all of the following may occur, each of which could materially adversely affect our stockholders.

The market price of our common stock has recently declined significantly. On October 29, 2025, the Company received a written notice from the Listing Qualifications department of Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum closing bid price of $1.00 per share of the Company’s common stock. On March 20, 2026, we effected the Reverse Stock Split of our common stock on a 1-for-7 basis as part of our plan to compliance with Nasdaq’s Minimum Bid Price Requirement. On April 6, 2026, we were notified by Nasdaq that we had regained compliance with the Minimum Bid Price Requirement.

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We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. In particular, on January 17, 2025, the SEC approved the rule change that The Nasdaq Stock Market LLC proposed in August 2024 to modify the delisting process for certain listed stocks that fail to regain compliance with the Minimum Bid Price Requirement. Due to such recent rule change, in the event that our common stock trades below $1.00 for thirty (30) consecutive trading days within one year of the Reverse Stock Split, or the Company has previously implemented two reverse splits of its common stock over the applicable prior two-year period with a cumulative ratio of 250 shares or more to one, our common stock may be immediately delisted from Nasdaq, and unless such determination is appealed, the Company would not be eligible for any compliance period during which it could regain compliance with such continued listing rule.

In light of the Reverse Stock Split and the recent trading prices of the common stock as of the date of this registration statement and the prospectus forming a part thereof, the Company may not have the ability to maintain its listing by conducting another reverse stock split of the common stock in the event it fails to comply with the Minimum Bid Price Requirement, and the Company cannot provide assurance that the common stock will remain listed on Nasdaq. Consequently, there is a possibility that our common stock may be subject to immediate delisting and any appeal would not be successful. Notwithstanding the foregoing, given the lack of time since the rule’s effective date, and the therefore lack of precedent for Nasdaq’s enforcement of this new requirement, the Company cannot predict the likelihood of delisting in the event it must effect a reverse split of its common stock in the future or whether its appeal is likely to succeed on the merits.

Pursuant to Nasdaq Rule 5810(c)(3)(A)(iii), if the closing price of the common stock is $0.10 or less for 10 consecutive trading days, we will be issued a Nasdaq delisting determination notice. The likelihood of our common stock trading below $0.10 for 10 consecutive trading days is significantly increased by registration of under the registration statement related to this prospectus as the Common Warrants include exercise price reset provisions and a zero exercise price option, both of which will result in the issuance of a significantly higher number of shares upon exercise. As described under “Risk Factors— As a result of the price resets and subsequent share adjustments in the Common Warrants and/or if the Common Warrants are exercised by way of a zero exercise price option, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their shares of common stock.”

If we receive a Nasdaq delisting determination notice resulting from our Common Stock trading at or below $0.10 for 10 consecutive trading days, we will have seven calendar days to request a hearing before a Nasdaq hearings panel to review such delisting determination, which will stay the delisting of our Common Stock by Nasdaq. A hearing would then take place within 45 days of the hearing request to determine whether or not our Common Stock would be delisted. If, in the future, we receive a Nasdaq delisting determination notice there can be no assurance that we would be successful in preventing a determination by the Nasdaq hearing panel that our stock will be delisted.

Failure to maintain our Nasdaq listing could negatively impact us and our stockholders by reducing the willingness of investors to hold our common stock because of the resulting decreased price, liquidity and trading of our common stock, limited availability of price quotations, and reduced news and analyst coverage. These developments may also require brokers trading in our common stock to adhere to more stringent rules and may limit our ability to raise capital by issuing additional shares in the future. Delisting may adversely impact the perception of our financial condition and cause reputational harm with investors and parties conducting business with us. Additionally, if we are subject to delisting from Nasdaq, there can be no assurance that we would be able to list our common stock on another exchange in a timely fashion, if at all.

Any delisting determination by Nasdaq could seriously decrease or eliminate the value of an investment in our common stock and other securities linked to our common stock. While a listing on an over-the-counter exchange could maintain some degree of a market in our common stock, we could face substantial material adverse consequences, including, but not limited to, the following: limited availability for market quotations for our common stock; reduced liquidity with respect to and decreased trading prices of our common stock; a determination that shares of our common stock are “penny stock” under the SEC rules, subjecting brokers trading our common stock to more stringent rules on disclosure and the class of investors to which the broker may sell the common stock; limited news and analyst coverage for our Company, in part due to the “penny stock” rules; decreased ability to issue additional securities or obtain additional financing in the future; and potential breaches under or terminations of our agreements with current or prospective large stockholders, strategic investors and banks. The perception among investors that we are at heightened risk of delisting could also negatively affect the market price of our securities and trading volume of our common stock.

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The Reverse Stock Split any reverse stock split to be implemented in the future could cause our stock price to decline relative to its value before the split and decrease the liquidity of shares of our Common Stock.

At the annual meet of the Company’s stockholders held on February 13, 2026, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such annual meeting, to effect a reverse stock split of the outstanding shares of common stock, at a ratio ranging from one-for-two (1:2) to one-for-one-hundred (1:100), with the exact ratio to be determined by the Board without further approval or authorization of our stockholders. On March 6, 2026, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our common stock at a ratio of 1-for-7. The Reverse Stock Split became effective at 12:01 a.m. Eastern Time March 20, 2026.

There is no assurance that the Reverse Stock Split or any reverse stock split to be implemented in the future as approved by our stockholders will not cause an actual decline in the value of our outstanding common stock. The liquidity of the shares of our common stock may be affected adversely by the Reverse Stock Split or any reverse stock split to be implemented in the future given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our common stock does not increase as a result of the Reverse Stock Split or the reverse stock split to be implemented in the future. In addition, the Reverse Stock Split or any reverse stock split to be implemented in the future may increase the number of stockholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, which could have a materially adverse effect on our business.

Our management have limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Exchange Act, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company.

We are a “smaller reporting company” under Rule 12b-2 of the Securities Exchange Act of 1934, and we cannot be certain if the scaled disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors and make it more difficult to raise capital as and when we need it.

We may continue to be a smaller reporting company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (a) the market value of our common stock held by non-affiliates is equal to or less than $250 million as of the last business day of the most recently completed second fiscal quarter, and (b) our annual revenues is equal to or less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is equal to or less than $700 million as of the last business day of the most recently completed second fiscal quarter.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, taking advantage of reduced disclosure obligations may make the comparison of our financial statements with other public companies difficult or impossible. If investors are unable to compare our business with other companies in our industry, we may not be able to raise additional capital as and when we need it, which may materially and adversely affect our financial condition and results of operations.

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We are subject to the periodic reporting requirements of the Exchange Act, which require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs will negatively affect our ability to earn a profit.

We are required to file periodic reports with the SEC pursuant to the Exchange Act and the rules and regulations thereunder. In order to comply with such requirements, our independent registered auditors must review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel must review and assist in the preparation of such reports. Factors such as the number and type of transactions that we engage in, and the complexity of our reports cannot accurately be determined at this time and may have a major negative effect on the cost and amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs is an expense to our operations and thus has a negative effect on our ability to meet our overhead requirements and earn a profit.

Since the warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any unexercised warrants are executory contracts that are subject to rejection by us with the approval of the bankruptcy court. As a result, holders of the warrants may, even if we have sufficient funds, not be entitled to receive any consideration for their warrants or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization proceeding.

The Pre-funded Warrants or Warrants are speculative in nature.

Except as otherwise provided in the Pre-funded Warrants or Common Warrants, until holders of Pre-funded Warrants or Comon Warrants acquire our Common Stock upon exercise of the Pre-funded Warrants or Common Warrants, holders of Pre-funded Warrants and Common Warrants will have no rights with respect to our common stock underlying such Pre-funded Warrants and Common Warrants. Upon exercise of the Pre-funded Warrants or Common Warrants, the holders will be entitled to exercise the rights of a stockholder of our common stock only as to matters for which the record date occurs after the exercise date.

Moreover, following this offering, the market value of the Pre-funded Warrants and Common Warrants is uncertain. There can be no assurance that the market price of our common stock will ever equal or exceed the price of the Pre-funded Warrants or Common Warrants, and, consequently, whether it will ever be profitable for investors to exercise their Pre-funded Warrants or Common Warrants.

Holders of the Warrants and Pre-Funded Warrants will have no rights as holders of our common stock until they exercise their Warrants or Pre-Funded Warrants and acquire our common stock.

Until holders of Common Warrants or Pre-Funded Warrants acquire shares of our common stock upon exercise of such warrants, holders of the Common Warrants and the Pre-Funded Warrants will have no rights with respect to the shares of our Common Stock issuable upon exercise of such warrants. Upon exercise of the Warrants or Pre-Funded Warrants, the holders thereof will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the exercise date

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

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You may experience immediate and substantial dilution in the net tangible book value per share of our common stock you purchase in this offering.

Investors purchasing our securities in this offering will pay a price per share that substantially exceeds the as adjusted net tangible book value per share of our common stock outstanding prior to this offering. After giving effect to the sale by us of the Units at an assumed offering price of $[*] per Unit, and after underwriter fees and estimated offering expenses payable by us and assuming full exercise of the Pre-Funded Warrants, you will experience immediate dilution of $([*]) per share, representing the difference between our as adjusted net tangible book value per share as of January 31, 2026 after giving effect to this offering and the assumed offering price. The exercise of outstanding warrants may also result in further dilution of your investment. See the section entitled “Dilution” on page 31 for a more detailed illustration of the dilution you may incur if you participate in this offering.

As a result of the price reset and subsequent share adjustments in the Common Warrants and/or if the Common Warrants are exercised by way of a zero exercise price option, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their shares of common stock.

The Common Warrants include exercise price reset provisions and a zero exercise price option, both of which will result in the issuance of a significantly higher number of shares upon exercise. Specifically, the Common Warrants will be immediately exercisable and may be exercisable until the [third year] anniversary of the date of issuance. In addition, subject to certain conditions, the exercise price for the Common Warrants will be adjusted downward on the second trading day following the closing of this offering to the price that is equal to 50% of the initial exercise price, and the number of common stock underlying the Common Warrants will be proportionally increased, as further described herein. The Common Warrants also contain certain mechanisms for cashless exercise, including a zero exercise price option pursuant to which holders of the Common Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of shares of common stock equal to the product of (x) the aggregate number of common stock that would be issuable upon a cash exercise of the Common Warrant and (y) two (2).

As an example, for each Unit that an investor purchases in this offering at the assumed offering price of $[*] per Unit, the investor will receive 1 share of common stock and 1 Common Warrant to purchase 1 share of common stock at an exercise price of $[*] per share of common stock. Giving effect solely to the adjustment on Reset Date and not giving effect to the zero exercise price option, on the Reset Date, each Common Warrant will become exercisable for a maximum of [*] shares of common stock at an exercise price of $[*] per share of common stock, assuming the initial offering price per Unit is $[*] per share, the closing price of our common stock on the Nasdaq Capital Market on [*], 2026. If such Common Warrant is then exercised at such time based on the zero-exercise price option, the Warrant would be exercisable into [*] shares of common stock. Accordingly, if all of the Common Warrants offered to investors in this offering are exercised on a zero-exercise price option, a maximum of [*] shares of common stock could be issued upon such zero-exercise price option, without payment to the Company of any additional cash. In addition, the Underwriter’s Warrants have substantially similar terms to those of the Common Warrants including zero cash exercise, and if all the Underwriter’s Warrants issued in connection with this offering (assuming no exercise of the Underwriter’s over-allotment option) were exercised on a zero cash basis, a maximum of an additional [ ] shares (or [ ] shares assuming full exercise of Underwriter’s over-allotment option) could be issued upon such zero cash exercise without payment to the Company of any additional cash.

In addition, we have granted the Underwriter an option exercisable within 45 days of the closing of this offering to purchase from us up to [ ] additional shares of common stock or Pre-Funded Warrants at $[  ] per share or $[  ] per Pre-Funded Warrants, and/or up to [ ] additional Common Warrants at $[  ] per Common Warrant, less underwriting discounts and commissions. The option may be used to purchase such common stock or Pre-funded Warrants and/or Common Warrants, or any combination thereof, as determined by the Underwriter. If all of the Common Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option, are exercised on a zero exercise price option, a maximum of [ ] shares of common stock could be issued upon such zero exercise price without payment to the Company of any additional cash.

As a result of the terms of the Common Warrants, it is likely that our stock price will be reduced considerably because of the reset. Accordingly, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their shares of common stock as a result of this transaction.

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We will likely not receive any additional funds upon the exercise of the Warrants.

The Common Warrants may be exercised by way of a zero cash exercise, in which case the holder would not pay a cash purchase price upon exercise, but instead would receive upon such exercise the number of common stock equal to the product of (x) the aggregate number of common stock that would be issuable upon a cash exercise of the Common Warrants and (y) 2.0. Accordingly, it is highly unlikely that a holder of the Warrants would wish to pay an exercise price in cash to receive one common stock when they could instead choose the zero cash exercise option and pay no cash to receive up to 4 common stock following the Reset Date. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Common Warrants.

Significant holders or beneficial holders of shares of our common stock may not be permitted to exercise the Pre-funded Warrants that they hold.

A holder of the Pre-funded Warrants will not be entitled to exercise any portion of any Pre-funded Warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or 9.99% at the election of the holder) of the number of shares of our common stock immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or 9.99% at the election of the holder) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrants. As a result, you may not be able to exercise your Pre-funded Warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your Pre-funded Warrants to realize value, but you may be unable to do so in the absence of an established trading market and due to applicable transfer restrictions.

We will not, in the case of the Pre-funded Warrants, and may not, in the case of the Common Warrants, receive any meaningful additional funds upon the exercise of the Pre-funded Warrants or Common Warrants.

Each Pre-funded Warrant and each Common Warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or cash purchase price upon exercise, respectively, or through a “cashless exercise” procedure. Accordingly, we will not, in the case of the Pre-funded Warrants, and may not, in the case of the Common Warrants, receive any meaningful additional funds upon the exercise of the Pre-funded Warrants or Common Warrants.

If we do not maintain a current and effective prospectus relating to our common stock issuable upon exercise of the Pre-funded Warrants or the Warrants, holders will only be able to exercise such Pre-funded Warrants or the Warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of our common stock issuable upon exercise of the Pre-funded Warrants or the Common Warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” and under no circumstances would we be required to make any cash payments or net cash settle such warrants to the holders. As a result, the number of shares of our common stock that holders will receive upon exercise of the Pre-funded Warrants or the Common Warrants will be fewer than it would have been had such holders exercised their Pre-funded Warrants or the Common Warrants for cash. If we are unable to maintain a current and effective prospectus, the potential “upside” of the holder’s investment in our company may be reduced.

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We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was conducted under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures as of July 31, 2025. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms as a result of the following material weaknesses:

•	There is an inadequate segregation of duties consistent with control objectives. The Company’s management is limited in number, resulting in a situation where limitations on segregation of duties exist. In order to remedy this situation, we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties. Management will reassess this matter in the following year to determine whether improvement in segregation of duty is feasible.

•	There is a lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Company utilizes a third-party independent contractor for the preparation of its financial statements.

Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third-party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

Our management will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

If our internal control over financial reporting or our disclosure controls are not effective, we may be unable to issue our financial statements in a timely manner, we may be unable to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner or we may be otherwise unable to comply with the periodic reporting requirements of the SEC, our common stock intended to be listed on Nasdaq could be suspended or terminated and our share price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us and divert management attention.

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our common stock.

We currently anticipate that we will retain any future earnings to finance the continued development, operation and expansion of our business. As a result, we do not anticipate declaring or paying any cash dividends or other distributions in the foreseeable future. If we do not pay dividends, our common stock may be less valuable because stockholders must rely on sales of their common stock after price appreciation, which may never occur, to realize any gains on their investment.

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Anti-takeover provisions contained in our bylaws and Articles of Incorporation as well as provisions of Nevada law, could impair a takeover attempt.

Our bylaws, Articles of Incorporation and Nevada law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•	providing our board of directors with the express power to postpone previously scheduled annual meetings;

•	permitting the removal of directors only upon vote or written consent of stockholders representing not less than two-thirds (2/3) of the issued and outstanding capital stock entitled to voting power; and

•	restricting the ability to adopt a new bylaw upon a majority vote of stockholders. The Board shall have the power to amend, alter, change, or repeal any provision contained in the bylaws of incorporation.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

The Nevada Revised Statutes (“NRS”) Sections 78.411 through 78.444, regulate business combinations with interested stockholders. The NRS defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to NRS Sections 78.411 through 78.444, combinations with an interested stockholder remain prohibited for two years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 78.378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this prospectus, including the documents incorporated by reference herein and therein, may contain “forward-looking statements” within the meaning of the federal securities laws. Our forward-looking statements include, but are not limited to, statements about us and our industry, as well as statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Additionally, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. We intend the forward-looking statements to be covered by the safe harbor provisions of the federal securities laws. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	future general dry bulk shipping market conditions, including fluctuations in charter rates;
•	our future operating or financial results;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
•	our ability to meet requirements for additional capital and financing to grow our business;
•	planned or pending acquisitions, business strategy and expected capital spending or operating expenses, including dry-docking, surveys, upgrades and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions as planned;
•	potential conflicts of interest involving members of our board of directors, or the Board, and senior management;
•	potential liability from pending or future litigation;
•	potential exposure or loss from investment in derivative instruments;
•	forecasts of our ability to make cash distributions on our common units or any increases in our cash distributions;
•	our ability to make additional borrowings and to access debt and equity markets;
•	the strength of world economies;
•	fluctuations in interest rates and foreign exchange rates;
•	changes in seaborne and other transportation;
•	general domestic and international political conditions;
•	our business strategy and other plans and objectives for future operations;
•	termination dates and extensions of charters; and
•	potential disruption of shipping routes due to accidents or political events.

Many of the foregoing risks and uncertainties, as well as risks and uncertainties that are currently unknown to us, are or may be exacerbated by factors such as the ongoing conflict between Ukraine and Russia, escalating tensions between China and Taiwan, the war in the Middle East, increasing economic uncertainty and inflationary pressures, and any consequent worsening of the global business and economic environment. New factors emerge from time to time, and it is not possible for us to predict all such factors. Should one or more of the risks or uncertainties described in this prospectus or any other filing with the SEC occur, or should the assumptions underlying the forward-looking statements we make herein and therein prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus, the documents incorporated by reference herein, and the documents that we reference within it with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that the net proceeds that we will receive from the sale of securities in this offering will be approximately $[*]million, after deducting underwriter’s fees and other offering expenses payable by us, assuming no issuance of Pre-funded Warrants, no exercise of the Common Warrants or the Underwriter’s Warrants and no exercise of the overallotment option by the Underwriter. If the Underwriter fully exercises the over-allotment option, the net proceeds of the securities we sell will be approximately $[*] million, assuming no issuance of Pre-funded Warrants and no exercise of the Common Warrants or the Underwriter’s Warrants.

We expect to use any proceeds that we receive from this offering for working capital and general corporate purposes.

Although we have identified some potential uses of the net proceeds to be received from this offering, we cannot specify these uses with certainty. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates. Our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not positively impact our results of operations or increase the market value of our securities.

Dividend Policy

We have never declared or paid dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on applicable law and then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

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CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2026 as follows:

•	on an actual basis, giving effect to the one-for-seven reverse stock split of the common stock that the Company effected on March 20, 2026;

•	on an as adjusted basis to reflect the issuance by us in this offering of [*] Units at an assumed offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2026) after deducting the Underwriter’s fees and estimated offering expenses payable by us, and assuming the sales of all of the securities we are offering, full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements and related notes and the other financial information appearing in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 and our Quarterly Report on Form 10-Q for the quarter ended January 31, 2026, which are incorporated by reference in this prospectus.

(in thousands, except share and per share amounts)	Actual	As Adjusted(1)
Series A Preferred Stock, $0.0001 par value; 80,000 shares authorized; no shares issued and outstanding on an actual and as adjusted basis	$–	–
Series B Preferred Stock, $0.0001 par value; 80,000 shares authorized; 0 issued and outstanding as of January 31, 2026; no shares issued and outstanding on an actual and as adjusted basis	–	–
Undesignated preferred stock, $0.0001 par value; 19,920,000 shares authorized; no shares issued and outstanding.	–	–
Common stock, $0.0001 par value, 100,000,000 shares authorized as of January 31, 2026, 2,000,000,000 shares authorized on as adjusted and as further adjusted basis; 3,618,907 shares issued and outstanding as of January 31, 2026 on an actual basis, [ ] shares issued and outstanding on as adjusted basis	2,533	[*]
Additional paid-in capital	6,132,633	[*]
Accumulated deficit	(3,530,856)	[*]
Non-controlling Interest	(15,391)	[*]
Total stockholders’ equity	$2,588,919	[*]
Total Capitalization	$2,588,919	[*]

(1)       Reflects the sale of [*] Units in this offering, at the offering price of $[*] per Unit, assuming no exercise of any portion of the over-allotment option, no exercise of the underwriter’s Warrants to be issued upon consummation of this offering and after deducting the estimated Underwriter’s fee of $[*], the reimbursement of the Underwriter’s expenses of up to $100,000 and estimated offering expenses of $[*] payable by us. Additional paid-in capital reflects the net proceeds we received from this offering, after deducting the Underwriter’s fees, and estimated offering expenses payable by us.

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DILUTION

If you invest in the securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per Unit and the net tangible book value per share of common stock after this offering. Dilution results because the offering price per Unit is substantially in excess of the book value per share of common stock attributable to the existing shareholders.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets, less total consolidated liabilities. Our historical net tangible book value as of January 31, 2026 was US$[*], or US$[*] per share of our common stock, as adjusted to reflect the Reverse Stock Split. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per share of our common stock is our historical net tangible book value divided by the number of outstanding common stock as of January 31, 2026.

Dilution is determined by subtracting net tangible book value per common stock, after giving effect to the additional proceeds we will receive from this offering, from the assumed offering price of US$[*] per Unit which is the last reported sale price of our common stock on Nasdaq on [*], 2026, and after deducting the Underwriter’s fees and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after January 31, 2026 other than to give effect to the sale of the Units offered in this offering, at an assumed offering price of US$[*], which is the last reported sale price of our common stock on Nasdaq on [*], 2026, after deducting the Underwriter’s fees and estimated offering expenses payable by us and assuming the sales of all of the securities we are offering, full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants, our pro forma as adjusted net tangible book value as of January 31, 2026 would have been US$[*], or US$[*] per share of common stock. This represents an immediate increase in net tangible book value of US$[*] per share of the common stock to the existing shareholders and an immediate dilution in net tangible book value of US$[*] per share of the common stock to investors purchasing securities in this offering. The following table illustrates such dilution: The following table illustrates this dilution:

The following table illustrates this per share dilution:

Assumed offering price per Unit	$	[*]
Historical net tangible book value per share as of January 31, 2026	$	[*]
Increase in net tangible book value per share of common stock attributable to payments by new investors	$	[*]
As adjusted net tangible book value per share after giving effect to this offering	$	[*]
Dilution per share to new investors in this offering	$	[*]

The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual offering price and other terms of this offering determined at pricing. The tables and discussion above are based on a total of 3,618,907 share of common stock issued and outstanding as of the date of this prospectus.

The discussion and tables above assume full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants. To the extent that we issue additional common stock in the future, there will be further dilution to new investors participating in this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

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Principal Stockholders

The following table sets forth information with respect to the securities holdings of (i) Tianci’s officers and directors, and (ii) all persons which, pursuant to filings with the SEC and our stock transfer records, we have reason to believe may be deemed the beneficial owner of more than five percent (5%) of any class of Tianci’s voting stock. The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within 60 days through the exercise of options or otherwise.

This table has been prepared based on 3,618,907 shares of common stock outstanding as of the date of the prospectus. Unless otherwise specified, the address of each of the persons set forth below is in care of Tianci.

Name of Beneficial Owner	Number of Shares of Common Stock		Percentage
Shufang GAO	2,021,482	(1)	55.86%
Wei FANG	9,229		0.26%
Ying DENG	7,143		0.20%
Yee Man YUNG	3,158		0.09%
Fan LIU	3,158		0.09%
Juan CHANG	–		–
Guilin ZHANG	–		–
All officers and directors as a group (7 persons)	2,044,170	(1)	56.50%
Zhigang PEI	303,445	(2)	8.38%

______________________________

(1)	Includes 2,014,339 shares of common stock owned of record by RQS Capital Limited. Shufang GAO holds voting and dispositive power over shares held by RQS Capital Limited.
(2)	Includes 256,143 shares owned of record by Silver Glory Group Limited, of which Zhigang PEI is the beneficial owner.

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DESCRIPTION OF CAPITAL STOCK AND SECURITIES WE ARE OFFERING

The following description summarizes certain terms of our capital stock, certain provisions of our articles of incorporated, as amended (“Articles of Incorporation”) and bylaws and certain terms of the warrants and pre-funded warrants included in this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Incorporation and bylaws and the provisions of the warrants and the pre-funded warrants, copies of which are filed with the SEC as exhibits to the Registration Statement on Form S-1 of which this prospectus forms a part, and to the applicable provisions of Nevada law.

We are offering Units, each Unit consists of one share of common stock and one Common Warrant, at an assumed offering price of $[*] per Unit, based upon the closing price of our common stock on the Nasdaq Capital Market on [*], 2026.

We are also offering Pre-Funded Units, with each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Common Warrant to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding common stock immediately following the consummation of this offering.

Each Pre-Funded Warrant will be exercisable for one common stock. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of our common stock outstanding immediately after giving effect to such exercise.

The purchase price of each Pre-Funded Unit will be equal to the price per Unit minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per share of our common stock. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell, the number of Units that we are offering will be decreased on a one-for-one basis. The common stock and Pre-Funded Warrants, if any, can each be purchased in this offering only with the accompanying Common Warrant as part of a Unit or Pre-Funded Unit, as appliable, but the components of the Units and Pre-Funded Unit will immediately separate upon issuance.

We will not issue any fractional Common Warrants or Pre-Funded Warrants in this offering and will round down the number of Common Warrants any purchaser of Units or Pre-Funded Units would otherwise receive to the nearest whole number.

Each Common Warrant will be immediately exercisable for one share of our common stock at an exercise price of $[*] per share (100% of the offering price of each Unit sold in this offering) and expire three years after the issuance date.

We are also registering the common stock issuable from time to time upon exercise of the Common Warrants and Pre-Funded Warrants included in the Units and Pre-Funded Units offered hereby. Our Units and Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The common stock (or Pre-Funded Warrants) and the Common Warrants comprising our Units or Pre-Funded Units are immediately separable and will be issued separately in this offering.

Authorized and Outstanding Capital Stock

We are authorized to issue common stock and preferred stock. At the annual meeting of the Company’s stockholders held on February 13, 2026, the Company’s stockholders approved a proposal to increase Company’s total number of authorized shares of common stock from 100,000,000 shares to 2,000,000,000 shares. There will not be any increase to the authorized number of shares of preferred stock, which would remain unchanged at 20,080,000 shares.

The Company filed an amendment to the Articles of Incorporation with the Secretary of State of the State of Nevada on February 18, 2026, and the increase of the number of the common stock became effective at the time of that filing.

The total number of shares of stock that we are authorized to issue is 2,020,080,000 shares of capital stock consisting of 2,000,000,000 shares of common stock, $0.0001 par value, 80,000 shares of Series A Preferred Stock, $0.0001 par value per share, 80,000 shares of Series B Preferred Stock, $0.0001 par value per share, and up to 19,920,000 shares of undesignated preferred stock (“Undesignated Preferred Stock”), $0.0001 par value per share.  The Company has no preferred stock outstanding.

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Description of Common Stock

We are authorized to issue 2,000,000,000 shares of common stock at a par value of $0.0001 per share.

On March 16, 2026, the Company filed a Certificate of Amendment to its Articles of Incorporation to effect a 1-for-7 reverse stock split of its issued and outstanding common stock, which became effective on March 20, 2026. All share and per-share data included in the Company’s financial statements have been retroactively adjusted to reflect the reverse stock split. As of the date of this prospectus, we had 3,618,907 shares of common stock issued and outstanding.

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

Dividend Rights. Subject to limitations under the NRS, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities.

Other Matters. The holders of our common stock have no subscription, redemption or conversion privileges; in addition, such common stock does not entitle its holders to pre-emptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable.

As of the date of this prospectus, there are no outstanding stock options.

Description of Preferred Stock

Our Certificate of Incorporation authorizes 80,000 shares of Series A Preferred Stock, $0.0001 par value per share, 80,000 shares of Series B Preferred Stock, $0.000 par value per share,  and 19,920,000 shares of undesignated preferred stock, $0.0001 par value per share.

The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of us.

The Board of Directors shall have authority, without stockholder approval, to amend the Tianci’s Articles of Incorporation to divide the class of Preferred Stock into series, and to determine the relative rights and preferences of the shares of each series, including (i) voting power, (ii) the rate of dividend, (iii) the price at which, and the terms and conditions on which, the shares may be redeemed, (iv) the amount payable upon the shares in the event of liquidation, (v) any sinking fund provision for the redemption or purchase of the shares, and (vi) the terms and conditions on which the shares may be converted to shares of another series or class, if the shares of any series are issued with the privilege of conversion.

Series A Preferred Stock

On January 26, 2023, we issued 80,000 shares of Series A Preferred Stock. Each share of Series A Preferred Stock may be converted by the holder of the share into 100 shares of common stock, subject to equitable adjustment of the conversion rate. Each holder of Series A Preferred Stock will have voting rights equal to the holder of the number of shares of common stock into which the Series A Preferred Stock is convertible. Upon liquidation of the Company, each holder of Series A Preferred Stock will be entitled to receive, out of the net assets of the Company, $0.01 per share, then to share in the distribution on an as-converted basis.

The following is a summary of the terms of the Series A Preferred Stock, which is qualified in its entirety by the Supplement to Item 3: Authorized Stock of Attachment to Certificate of Amendment of Articles of Incorporation, which was filed as Exhibit 10-a to our Current Report on Form 8-K filed with the SEC on January 26, 2023 and which is incorporated into this prospectus by reference.

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Liquidation

Upon the liquidation, dissolution and winding up of the Corporation, the holder of each share of the Series A Preferred Stock shall be entitled to receive out of the net assets of the Corporation, before any amount shall be paid to the holders of any other class of stock, the sum of One Cent ($0.01) per share, after which the Holders of Series A Preferred Stock shall share in the distribution with the holders of the common stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the stockholders, each share of Series A Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation’s common stock into which that holder’s Series A Preferred Stock could be converted on the record date for the distribution.

Voting

Each share of Series A Preferred Stock shall entitle the holder thereof to cast on all matters submitted to a vote of the stockholders of the Corporation that number of votes which equals the number of shares of Common Stock into which such holder's shares of Series A Preferred Stock are convertible on the record date for the stockholder action.

Conversion

Any shares of Series A Preferred Stock may, at any time, at the option of the holder, be converted into fully paid and nonassessable shares of common stock (a “Conversion”). The number of shares of common stock to which a holder of Series A Preferred Stock shall be entitled upon a Conversion shall be the product obtained by multiplying the number of shares of Series A Preferred Stock being converted by one hundred (100).

Consolidation, Merger or Reorganization.. In case the Corporation shall enter into any consolidation, merger, reorganization, or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the Conversion Rights of Series A Preferred Stock shall at the same time be modified such that upon Conversion of a share of Series A Preferred Stock the holder shall receive the product of the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged.

Adjustment for Reclassification, Exchange and Substitution. At any time or times the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of the Corporation’s stock, whether by recapitalization, combination, consolidation, reverse stock split, reclassification or otherwise, the Adjustment Number shall be changed proportionately to the change in the number of shares of common stock resulting from the recapitalization, reclassification or other change.

Fractional Shares. The Corporation shall not, nor shall it cause its transfer agent to, issue any fraction of a share of common stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of common stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of common stock up to the nearest whole share.

Dividend Payable in Shares of Stock

In the event the Corporation shall at any time declare or pay any dividend on common stock payable in shares of common stock, then the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such event

As of the date of this prospectus, the 80,000 shares of Series A Preferred Stock previously issued have been converted into 8,000,000 shares of common stock, and no shares of Series A Preferred Stock are outstanding.

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Series B Preferred Stock

On April 24, 2024, we issued 80,000 shares of Series B Preferred Stock, each of which is convertible at any time, by the holder of the share into 100 shares of common stock (an aggregate of 8,000,000 shares of common stock), subject to equitable adjustment of the conversion rate. As of the date of this prospectus, the 80,000 shares of Series B Preferred Stock previously issued have been converted into 8,000,000 shares of common stock, and no shares of Series B Preferred Stock are outstanding.

The holder of Series B Preferred Stock will have voting rights equal to the holder of the number of shares of common stock into which the Series B Preferred Stock is convertible. Upon liquidation of the Company, each holder of Series B Preferred Stock will be entitled to receive, out of the net assets of the Company, $0.01 per share, then to share in the distribution on an as-converted basis.

The following is a summary of the terms of the Series B Preferred Stock, which is qualified in its entirety by Exhibit A to Certificate of Designation Establishing Series B Preferred Stock, which was filed as Exhibit 10-a to our Current Report on Form 8-K filed with the SEC on April 24, 2024 and which is incorporated into this prospectus by reference.

Liquidation

Upon the liquidation, dissolution and winding up of the Corporation, the holder of each share of the Series B Preferred Stock shall be entitled to receive out of the net assets of the Corporation, before any amount shall be paid to the holders of any other class of stock, the sum of One Cent ($0.01) per share, after which the Holders of Series B Preferred Stock shall share in the distribution with the holders of the common stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the stockholders, each share of Series B Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation’s common stock into which that holder’s Series B Preferred Stock could be converted on the record date for the distribution.

Voting

Each share of Series B Preferred Stock shall entitle the holder thereof to cast on all matters submitted to a vote of the stockholders of the Corporation that number of votes which equals the number of shares of Common Stock into which such holder's shares of Series B Preferred Stock are convertible on the record date for the stockholder action.

Conversion

Any shares of Series B Preferred Stock may, at any time, at the option of the holder, be converted into fully paid and nonassessable shares of common stock (a “Conversion”). The number of shares of common stock to which a holder of Series B Preferred Stock shall be entitled upon a Conversion shall be the product obtained by multiplying the number of shares of Series B Preferred Stock being converted by one hundred (100).

Consolidation, Merger or Reorganization. In case the Corporation shall enter into any consolidation, merger, reorganization, or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the Conversion Rights of Series B Preferred Stock shall at the same time be modified such that upon Conversion of a share of Series B Preferred Stock the holder shall receive the product of the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged.

Adjustment for Reclassification, Exchange and Substitution. At any time or times the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of the Corporation’s stock, whether by recapitalization, combination, consolidation, reverse stock split, reclassification or otherwise, the Adjustment Number shall be changed proportionately to the change in the number of shares of common stock resulting from the recapitalization, reclassification or other change.

Fractional Shares. The Corporation shall not, nor shall it cause its transfer agent to, issue any fraction of a share of common stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of common stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of common stock up to the nearest whole share.

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Dividend Payable in Shares of Stock

In the event the Corporation shall at any time declare or pay any dividend on common stock payable in shares of common stock, then the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such event.

As of the date of this prospectus, the 80,000 shares of Series B Preferred Stock previously issued have been converted into 8,000,000 shares of common stock, and no shares of Series B Preferred Stock are outstanding.

Undesignated Preferred Stock

The Board of Directors shall have authority, without stockholder approval and by resolution of the Board of Directors, to amend the Corporation's Articles of Incorporation to divide the class of Preferred Stock into series, to designate each such series by a distinguishing letter, number or title so as to distinguish the shares thereof from the shares of all other series and classes, and to fix and determine the relative rights and preferences of the shares of each series so established, including (a) voting power, (b) the rate of dividend, (c) the price at which, and the terms and conditions on which, the shares may be redeemed, (iv) the amount payable upon the shares in the event of liquidation, (d) any sinking fund provision for the redemption or purchase of the shares, and (e) the terms and conditions on which the shares may be converted to shares of another series or class, if the shares of any series are issued with the privilege of conversion.

Pre-Funded Warrants and Common Warrants offered in this offering

The following summary of certain terms and provisions of the Pre-Funded Warrants and Common Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Pre-Funded Warrant and the form of Common Warrant, which will be filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant and form of Common Warrant. The Pre-Funded Warrants and Common Warrants will be issued in certificated form only.

Exercisability. The Pre-Funded Warrants are exercisable at any time after their original issuance until they are exercised in full. The Common Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is three years after their issuance. Each of the Common Warrants and the Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common stock purchased upon such exercise (except in the case of a cashless exercise or zero exercise price option, as discussed below). We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event we do not deliver the common stock upon exercise of the warrants within the time periods specified in the warrants. No fractional share of common stock will be issued in connection with the exercise of a warrant.

Cashless Exercise and Zero Exercise Price Option. The holder may, in its sole discretion, elect to exercise the Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common stock determined according to the formula set forth in the Pre-Funded Warrant. If a registration statement registering the issuance of the common stock underlying the Common Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Common Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Common Warrant.

A holder of Common Warrants may also provide notice and elect to exercise the Common Warrant by way of a zero exercise price option pursuant to which they would receive, for no additional cash consideration, an aggregate number of common stock equal to the product of (x) the aggregate number of common stock that would be issuable upon a cash exercise of the Warrant and (y) 2.0.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrants or Common Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder prior to the issuance of any warrants, up to 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants or Common Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

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Exercise Price. The exercise price for the Pre-Funded Warrants is $0.001 per share of common stock. Each Common Warrant offered hereby will have an initial exercise price per common stock equal to $[*] (100% of the offering price of each Unit in this offering, the “Basis Price”). The exercise price for the Common Warrants will be adjusted downward (the “Reset Price”) on the 2nd trading day following the closing of this offering (the “Reset Date”) to the price that is equal to 50% of the Basis Price. If the exercise price is so adjusted on the Reset Date, the number of common stock underlying the Common Warrants will also be proportionally increased on the Reset Date so that the Reset Price multiplied by the increased number of common stock equal the aggregate proceeds that would have resulted from the full exercise of the Common Warrants immediately prior to the Reset Date. The exercise price and number of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock.

Transferability. Subject to applicable laws, the Common Warrants and Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Common Warrants or the Pre-Funded Warrants offered in this offering on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

Rights as a Shareholder. Except as otherwise provided in the Common Warrants or the Pre-Funded Warrants or by virtue of such holder’s ownership of our common stock, the holder of a Common Warrant or Pre-Funded Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the issuance of common stock upon exercise of the warrant. Holders of Pre-Funded Warrants have the right to participate in dividends and holders of Pre-Funded Warrants and Common Warrants have the right to participate in certain distributions as specified in the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Common Warrants and the Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock or 50% of the voting power represented by our outstanding common stock, the holders of the Common Warrants and the Pre-Funded Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Governing Law. The Pre-Funded Warrants and the Common Warrants are governed by New York law.

Underwriter’s Warrants

The following summary of certain terms and provisions of the Underwriter’s Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Underwriter’s Warrant, which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Underwriter’s Warrant. The Underwriter’s Warrants will be issued in certificated form only.

We have agreed to issue to the Underwriter (or its permitted assignees) Underwriter’s Warrants to purchase a number of shares of common stock equal to 5.0% of the total number of shares and Pre-funded Warrants being sold in this offering, including pursuant to the over-allotment option. The Underwriter’s Warrants will be substantially in similar form to the Common Warrant issued in the offering. See the form of Underwriter’s Warrant filed as an exhibit to the registration statement of which this prospectus forms a part for a complete description of the terms. The Underwriter’s Warrants and the common stock underlying the Underwriter’s Warrants are being registered on the registration statement of which this prospectus is a part.

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Anti-Takeover Provisions

Certain provisions of Nevada law  summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Nevada Business Combination Statutes

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless (a) the transaction is approved by the Board prior to the date the interested stockholder obtained such status or (b) the combination is approved by the Board and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders.

The prohibition also extends beyond the expiration of the initial two-year period, unless (a) the combination or the transaction by which the person first became an interested stockholder was approved by the Board before the person became an interested stockholder, (b) the combination is later approved by a majority of the voting power held by disinterested stockholders or (c) the consideration received by the stockholders meets certain “fair price” criteria. The “fair price” criteria requires that the consideration is at least equal to the highest of (a) the highest price per share paid by the interested stockholder during the two years preceding the announcement of the business combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of the corporation’s stock on the date of announcement of the business combination or on the date the interested stockholder acquired the shares, whichever is higher, or (c) in the case of preferred stock, the highest liquidation value of such preferred stock, if higher.

A “combination” generally includes mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding voting shares of the corporation, (c) more than 10% of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within two years, prior to the relevant determination has owned) 10% or more of the voting power of the outstanding voting shares of a corporation.

These provisions may be subject to exceptions or will not apply if a corporation elects not to be governed by these provisions. We have not opted out of these provisions.

The statute could have the effect of delaying, deferring, or preventing mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

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Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada (as defined under statute and may be interpreted broadly). The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power.

Generally, once an acquirer crosses one of the above thresholds, shares acquired in the transaction or series of related transactions that result in crossing the applicable threshold, including shares acquired within 90 days thereof, become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore those voting rights by vote of the disinterested stockholders. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect not to be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging unsolicited or hostile takeover attempts of our company.

Listing

Our common stock is listed for trading on The Nasdaq Capital Market under the symbol “CIIT”.

Transfer Agent and Register

Our transfer agent is Securities Transfer Corporation, with offices located at 2901 Dallas Parkway #380 Plano, TX 75093. The phone number and facsimile number are 1-(469) 633-0101 and 1-(469)-633-0088, respectively. Additional information about Securities Transfer Corporation Transfer can be found on its website at www. stctransfer.com.

Dividend Policy

To date we have never declared a dividend for our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and for general corporate purposes. We cannot assure you that we will distribute any cash in the future. Our cash distribution policy is within the discretion of our Board and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

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UNDERWRITING

We are offering [*] Units, each Unit consisting of one common stock, or one Pre-Funded Warrant in lieu thereof, and one Common Warrant, each to purchase one common stock, based on an assumed offering price of US$[*] per Unit, which is the last reported sale price of our common stock, as reported on the Nasdaq Capital Market on [*], 2026.

We are also offering Pre-Funded Units, with each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Common Warrant, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold in this offering, minus $0.001.

The offering is being underwritten on a firm commitment basis. We are registering our Common stock issuable from time to time upon exercise of the Pre-Funded Warrants, the Common Warrants and the Underwriter’s Warrants included in the Units offered hereby. Our Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The common stock and the Pre-Funded Warrants and Common Warrants comprising our Units are immediately separable and will be issued separately in this offering.

In connection with this offering, we have entered into an underwriting agreement with Maxim Group LLC (“Maxim” or the “Underwriter”) with respect to the Units and Pre-Funded Units in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Underwriter has agreed to purchase, and we have agreed to sell to the Underwriter, the number of Units and Pre-Funded Units listed next to their name in the following table.

Underwriter	Number of Units	Number of Pre-Funded Units
Maxim Group LLC
Total

The Underwriter is committed to purchase all of the Units and Pre-Funded Units, as applicable, offered by this prospectus if it purchase any Units and Pre-Funded Units, as applicable. The Underwriter is not obligated to purchase common stock or Pre-Funded Warrants and/or Common Warrants covered by the underwriter’s over-allotment option as described below. The Underwriter is offering the Units and Pre-Funded Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as they receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Over-Allotment Option

We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to forty-five (45) days after the date of this prospectus, permits the Underwriter to purchase a maximum of [   ] additional common stock or Pre-funded Warrants and/or [   ] additional Common Warrants to purchase common stock. The option may be used to purchase such Common stock or Pre-funded Warrants and/or Warrants, or any combination thereof, as determined by the Underwriter. If the Underwriter exercises all or part of this option, it will purchase securities covered by the option at the offering price that appears on the cover page of this prospectus, less underwriting discounts and commissions.

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Discounts and Expenses

We have agreed to pay the Underwriter a fee equal to eight percent (7%) of the gross proceeds of this offering. The following table shows the underwriting discounts payable to the Underwriter, assuming an offering price of $[*] per Unit (the last reported sale price of our Common stock, as reported on the Nasdaq Capital Market on [*], 2026):

	Per Unit Consisting of One Common stock and One Warrant	Per Pre-Funded Unit Consisting of One Pre-Funded Warrant and One Warrant	Total without Over-Allotment Option	Total with Over-Allotment Option
Offering price	$	$	$	$
Underwriting discounts and commissions (7%)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

We have also agreed to reimburse the Underwriter up to a maximum of $100,000 for out-of-pocket accountable expenses, or, of $50,000 in the event that there is not a closing, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals in connection with the performance of their services. Such Advance will be applied against the Representative’s expenses in connection with the offering, and to the extent not actually incurred, such Advance shall be reimbursed to us.  Any portion of the advance shall be returned back to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, including registration and filing fees, printing fees and legal and accounting expenses, but excluding the Representative fees above, will be approximately $[*]. This figure includes, among other things, the Underwriter’s expenses (including the fees, costs and expenses for the Underwriter’s legal counsel) that we have agreed to reimburse.

The underwriters are offering the securities subject to various conditions and may reject all or part of any order. Maxim has advised us that the underwriters propose to offer our securities directly to the public at the offering price that appears on the cover page of this prospectus. In addition, the underwriters may offer some of the securities to other securities dealers at such price less a concession of up to $[ ] per share of common stock or $0.001 per Common Warrant. After the securities are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Underwriter’s Warrants

We have agreed to issue to the Underwriter (or its permitted assignees) Underwriter’s Warrants to purchase a number of shares of common stock equal to 5.0% of the total number of shares of common stock underlying the Units and the Pre-Funded Warrants being sold in this offering, including any common stock and/or common stock underlying the Pre-Funded Warrants sold pursuant to the over-allotment option. The Underwriter’s Warrants will be substantially similar to the Common Warrants issued in the offering. See the form of Underwriter’s Warrant filed as an exhibit hereto for a complete description of the terms of the Underwriter’s Warrants. The Underwriter’s Warrants and the common stock underlying the Underwriter’s Warrants are being registered on the registration statement of which this prospectus is a part.

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Lock-Up Agreements

All of our directors and executive officers, and other holder(s) of five percent of more of the outstanding shares of our common stock as of the effective date of the registration statement related to this offering have agreed to a six (6) months “lock-up” period from the closing of this offering with respect to the common stock that they beneficially own. This means that, for a period of six (6) months following the closing of the offering, such persons may not offer, issuer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the Underwriter, including the issuance of shares upon the exercise of currently outstanding options approved by the Underwriter.

The Underwriter has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

We have agreed that for a period of twelve (12) months from the closing of this offering, the Underwriter will have a right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) months period of the Company, or any successor to or any subsidiary of the Company; provided, however, that such right shall be subject to FINRA Rule 5110(f)(2). In addition, we shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Underwriter. Such offer shall be made in writing in order to be effective. The Underwriter shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Underwriter should decline such retention, the Company shall have no further obligations to Underwriter with respect to the offering for which it has offered to retain Underwriter, except as otherwise provided for herein.

In addition, we have agreed, until the effectiveness of the registration statement in connection with this offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of our securities without the written consent of the Underwriter. We further have agreed that if the Company determines that it shall proceed with an alternative offering (registered or unregistered) of its equity securities or reverse merger (“Alternative Transaction”), then Maxim’s exclusivity as set forth in this engagement letter shall still apply, and Maxim shall act as the Company’s exclusive underwriter, agent or advisor with respect to such Alternative Transaction.

Securities Issuance Standstill

We have also agreed, for a period of six (6) months from the closing of this offering, the Company shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Underwriter’s prior written consent, with certain exemptions.

Other Rights

Upon the closing of this offering, or if the engagement period as provided in the engagement letter between us and the Underwriter ends prior to a closing of an offering (other than a termination for cause), then if within twelve months following such time, we complete any financing of equity, equity-linked, convertible or debt or other capital-raising activity with, or receive any proceeds from, any investors that were contacted, introduced by the Underwriter, then the Company shall pay to the Underwriter a commission as described in this section, in each case only with respect to the portion of such financing received from such investors.

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Certain Relationships

The Underwriter and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Determination of Offering Price

Our common stock are currently listed on Nasdaq under the symbol “CIIT.” On [*], 2026, the reported closing price per share of common stock was $[*]. The final offering price will be determined between us, the Underwriter and the investors in the offering, and may be at a discount to the current market price of our common stock. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final offering price.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Units, so long as stabilizing bids do not exceed a specified maximum.
●	Over-allotment involves sales by the underwriters of the Units in excess of the number of Units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Units over-allotted by the underwriters is not greater than the number of Units that they may purchase in the over-allotment option. In a naked short position, the number of Units involved is greater than the number of Units in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing Units in the open market.
●	Syndicate covering transactions involve purchases of Units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Units to close out the short position, the underwriters will consider, among other things, the price of our Units available for purchase in the open market as compared to the price at which they may purchase Units through the over-allotment option. If the underwriters sell more Units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Units in the open market after pricing that could adversely affect investors who purchase in the offering.
●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
●	In passive market making, market makers in the Units who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Units or preventing or retarding a decline in the market price of Units. As a result, the price of Units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

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Listing

Our common stock are currently listed on the Nasdaq Capital Market under the symbol “CIIT”. We do not intend to list the Pre-Funded Warrants or Common Warrants on any securities exchange or other trading market.

Affiliations

The Underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as the Underwriter, and should not be relied upon by investors.

In connection with this offering, the Underwriter or certain securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

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The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

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For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

The People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

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Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

United Kingdom. This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our Common Stock in, from or otherwise involving the United Kingdom.

Stamp Taxes

If you purchase our securities offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as our counsel regarding securities law matters. The validity of the shares of common stock offered hereby will be passed upon for us by Fennemore Craig, P.C. Legal matters as to Hong Kong law will be passed upon for us by D.Fan & Co. Certain legal matters related to this offering will be passed upon for the underwriters by Pryor Cashman LLP. Ortoli Rosenstadt LLP and Pryor Cashman LLP may rely upon D.Fan & Co. with respect to matters governed by Hong Kong law.

EXPERTS

The audited consolidated financial statements of Tianci International, Inc.as of July 31, 2025, and 2024 and for each of the years then ended, incorporated by reference in this registration statement have been so incorporated in reliance on the report of Bush & Associates CPA LLC, an independent registered public accounting firm, given upon their authority as experts in auditing and accounting.

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Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We maintain a website at https://tianci-ciit.com/. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

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Incorporation of Documents by Reference

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement, however the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus, and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended July 31, 2025, filed with the SEC on October 3, 2025;

•	our Quarterly Reports on Form 10-Q for the quarterly period ended January 31, 2026, filed with the SEC on March 12, 2026, quarterly period ended October 31, 2025, filed with the SEC on December 12, 2025, the quarterly period ended April 30, 2025, filed with the SEC on June 6, 2025, and the quarterly period ended January 31, 2025 filed with the SEC on March 12, 2025;

•	our Definitive Proxy Statement on Form DEF 14A, filed with the SEC on January 13, 2026;

•	Current Reports on Form 8-K, filed with the SEC on December 15, 2025, October 30, 2025, October 14, 2025, October 3, 2025, June 10, 2025, April 11, 2025, September 13, 2024, August 14, 2024, April 26, 2024, January 26, 2024, January 23, 2024, March 6, 2023, and January 27, 2023.

•	the description of our Common Stock contained in our registration on Form 8-A (File No. 001-42591) filed with the SEC on April 8, 2025, including any amendment or report filed for the purpose of updating such description.

We will provide to each person, including any beneficial holder, to whom a prospectus is delivered, at no cost, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Requests for documents should be by writing to or telephoning us at the following address: Unit 1109, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong, +852 26621800. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in such filings. You also may access these filings on our website at https://tianci-ciit.com/. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

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[*] Units or Pre-Funded Units, Each Unit or Pre-Funded Unit Consisting of One Share of Common Stock and One Common Warrant to Purchase One Share of Common Stock or one Pre-Funded Warrant to Purchase One Share of Common Stock and One Common Warrant to Purchase One Share of Common Stock

[_] Underwriter’s Warrants

Up to [*] Shares of Common Stock underlying the Pre-Funded Warrants

Up to [*] Shares of Common Stock underlying the Common Warrants (which includes a zero exercise price option)

Up to [*] Shares of Common Stock underlying the Underwriter’s Warrants (which includes a zero exercise price option)

TIANCI INTERNATIONAL, INC.

PROSPECTUS

[*], 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee and FINRA filing fee, are estimated:

Securities and Exchange Commission Registration Fee	$	[*]
FINRA Filing Fee	$	[*]
Legal Fees and Expenses	$	[*]
Accounting Fees and Expenses	$	[*]
Miscellaneous	$	[*]
Total Expenses	$	[*]

Item 14. Indemnification of Directors and Officers.

Limitation of Directors’ and Officers’ Liability and Indemnification

Nevada Law

Section 78.7502 of the NRS provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited liability company, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person’s conduct does not constitute a breach of fiduciary duties involving intentional misconduct, fraud or a knowing violation of law under NRS Section 78.138 or such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who is or was a party or is threatened to be made a party to any action or suit by or in the right of the corporation (a “derivative action”) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as manager of a limited liability company against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person is not liable under NRS Section 78.138 for breach of fiduciary duties to the corporation or such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding (including a derivative action), or in defense of any claim, issue or matter therein, the corporation is required to indemnify such person against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

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NRS Section 78.751 provides that expenses incurred by an officer or director in defending any action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification.

Under Nevada law, the determination as to whether indemnification is proper in the circumstances may be made by the stockholders, the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or independent legal counsel in a written opinion, as provided in NRS 78.751.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against such person and liability and expenses incurred by such person in such person’s capacity as a director, officer, employee or agent, or arising out of such person’s status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Charter Provisions

Our bylaws provide that we may indemnify our current or past officers and directors against any and all expenses incurred by them, including, but not limited to, legal fees, judgments and penalties that may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of the Company.

Qualification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years which were not registered under the Securities Act.

(a)	Issuance of Capital Stock.

•	On March 3, 2023, the Company issued to RQS Capital 1,500,000 shares of our common stock and paid a cash price of $350,000 in a share exchange. Pursuant to the Exchange Agreement, the Company also issued a total of 700,000 shares of our common stock to nine employees or affiliates of Roshing to induce continued services to Roshing.

•	On March 1, 2023, the Company entered into agreements to sell a total of 1,253,333 shares of its common stock to 13 investors for a price of $0.30 per share, with an aggregate price of $376,000. No commissions were paid regarding the share issuance and the share certificates were issued with a Rule 144 restrictive legend.

•	On January 22, 2024, the Company sold 433,213 shares of its common stock pursuant to a private placement to 9 investors for $1.00 per share for an aggregate of $433,213. No commissions were paid regarding the share issuance and the share certificates were issued with a Rule 144 restrictive legend.

•	On January 19, 2024, the Company converted debt from five lenders in the aggregate amount of $445,109 into 445,109 shares of its common stock for $1.00 per share. No commissions were paid regarding the loan conversions and the share certificates were issued with a Rule 144 restrictive legend.

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The foregoing securities were issued in reliance on the exclusion from registration provided by either (i) Rule 903 of Regulation S under the Securities Act of the Securities Act because the recipient was a non-U.S. Person (as defined under Rule 902 Section (k)(2)(i) of Regulation S), or (ii) Section 4(a)(2) of the Securities Act due to the fact the issuance did not involve a public offering of securities.

(b) Warrants.

Warrants issued in connection with April 9, 2025 American Trust Investment Services, Inc. underwritten offering

On April 9, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with American Trust Investment Services, Inc. (“ATIS”), which provided for the issuance and sale by the Company in an underwritten public offering (the “Uplisting Public Offering”) and the purchase by ATIS of 1,750,000 shares of the Company’s common stock. The offering closed on April 11, 2025.

Pursuant to the Underwriting Agreement, the Company also issued to the ATIS or its designee Common Stock Purchase Warrant to purchase a number of shares equal to 5% of the aggregate number of shares of common stock sold in the Uplisting Public Offering, including shares issued upon exercise of the option to purchase additional shares (the “ATIS’s Underwriter Warrants”). The ATIS’s Underwriter Warrants have a term of five years from the commencement of sales in the Uplisting Public Offering and an exercise price of $4.80 per share.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1**	Form of Underwriting Agreement
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 on Form S-1/A filed March 14, 2025)
3.2	Certificate of Amendment of Articles of Incorporation (incorporated by reference to Exhibit 10.a of the Form 8-K filed on January 27, 2023)
3.3	Amended and Restated Bylaws of Tianci International, Inc., as adopted on August 2, 2024 (incorporated by reference to Exhibit 3-a of the Form 8-K filed on August 14, 2024)
3.4	Certificate of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Form 8-K filed on March 17, 2026)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 on Form S-1/A filed March 14, 2025)
4.2	Certificate of Designation of Series B Preferred Stock filed with the Secretary of State of Nevada (incorporated by reference to Exhibit 10.a of the Form 8-K filed on April 26, 2024)
4.3**	Form of Pre-Funded Warrant
4.4**	Form of Common Warrant
4.5**	Form of Underwriter’s Warrant
5.1**	Opinion of Fennemore Craig, P.C. with respect to the legality of the common stock registered hereby
10.1	Employment Agreement dated August 27, 2021 between Shufang Gao and Tianci International, Inc. (incorporated by reference to Exhibit 10.2 of the Form 10-K filed on October 31, 2022).
10.2	Employment Agreement dated August 27, 2021 between Wei Fang and Tianci International, Inc. (incorporated by reference to Exhibit 10.3 of the Form 10-K filed on October 31, 2022).
10.3	Employment Agreement dated January 23, 2023 between Ying Deng and Tianci International Inc. (incorporated by reference to Exhibit 10.4 of the Form 10-K filed on October 23, 2023).
10.4	Form of Director Retainer Agreement (incorporated by reference to Exhibit 10.2 of our Current Report on Form 10-Q filed on December 14, 2021).
10.5	Tianci 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 on Form S-1/A filed March 14, 2025)
10.6	Share Purchase Agreement between Tianci and RQS, dated April 23, 2024 (incorporated by reference to Exhibit 10.7 on Form S-1/A filed March 14, 2025)

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10.7	Form of Debt Conversion by Non-U.S. Persons Subscription Agreement (incorporated by reference to Exhibit 10.9 on Form S-1/A filed March 14, 2025)
10.8	Office Rental Service Agreement (incorporated by reference to Exhibit 10.10 on Form S-1/A filed March 14, 2025)
10.9	Underwriting Agreement dated April 9, 2025 between the Company and American Trust Investment Services, Inc. (incorporated by reference to Exhibit 1.1 of the Form 8-K filed on April 11, 2025)
10.10	Common Stock Purchase Warrants (incorporated by reference to Exhibit 4.1 of the Form 8-K filed on April 11, 2025)
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 on Form S-1 filed June 10, 2024)
14.2	The Review Policy for Related Party Transaction (incorporated by reference to Exhibit 14.2 on Form S-1 filed June 10, 2024)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 on Form S-1/A filed March 14, 2025)
23.1**	Consent of Bush & Associates CPA LLC
23.2**	Consent of Fennemore Craig, P.C. (included in Exhibit 5.1)
23.3**	Consent of D.Fan & Co. (included in Exhibit 99.5)
24.1**	Power of Attorney (included on signature page to this filing of the Registration Statement on Form S-1)
99.1	First Amended Audit Committee Charter (incorporated by reference to Exhibit 99.1 on Form S-1/A filed September 5, 2024)
99.2	Nominating and Corporate Governance Committee Charter (incorporated by reference to Exhibit 99.2 on Form S-1 filed June 10, 2024)
99.3	Compensation Committee Charter (incorporated by reference to Exhibit 99.3 on Form S-1 filed June 10, 2024)
99.4	Mandatory Recoupment Policy (incorporated by reference to Exhibit 97 of our Annual Report on Form 10-K filed on October 3, 2025).
99.5**	Opinion of D.Fan & Co.
107**	Filing Fee Table

___________________

**	To be filed by amendment.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

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(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, at the location of Hong Kong, China on [*].

TIANCI INTERNATIONAL, INC.

Date: [*]	/s/
By: Shufang Gao Title: Chief Executive Officer and Director
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Shufang Gao and Wei Fang, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act, (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer and Director	[*], 2026
Shufang Gao	(Principal Executive Officer)

/s/	Chief Financial Officer and Director	[*], 2026
Wei Fang	(Principal Financial Officer and Accounting Officer)

/s/	Vice President and Director	[*], 2026
Ying Deng

/s/	Independent Director	[*], 2026
Yee Man Yung

/s/	Independent Director	[*], 2026
Fan Liu

/s/	Independent Director	[*], 2026
Juan Chang

/s/	Independent Director	[*], 2026
Guilin Zhang

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